Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265589

This preliminary prospectus supplement relates to an effective registration statement filed with the Securities and Exchange Commission, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell the securities described herein, and are not soliciting an offer to buy such securities, in any state or jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JANUARY 17, 2024

PROSPECTUS SUPPLEMENT

To Prospectus dated June 14, 2022

Talos Energy Inc.

$300,000,000

Common Stock

We are offering                  shares of our common stock, par value $0.01 per share (our “common stock”).

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “TALO.” On January 16, 2024, the last reported sale price of our common stock on the NYSE was $12.65 per share.

On January 13, 2024, we entered into a definitive agreement to acquire QuarterNorth Energy Inc. (“QuarterNorth”), a private operator in the Deepwater U.S. Gulf of Mexico, for consideration consisting of (i) $964,904,000 in cash and (ii) 24,800,000 shares of our common stock (the “QuarterNorth Acquisition,” and such agreement the “QuarterNorth Merger Agreement”), on the terms and subject to the conditions set forth in the QuarterNorth Merger Agreement. We expect to fund the cash portion of the purchase price for the QuarterNorth Acquisition via cash on hand, borrowings under our bank credit facility (the “Bank Credit Facility”), the proceeds from this offering and, opportunistically, to the extent market conditions warrant, other capital markets offerings or other debt financings, as appropriate. This offering is not contingent on the consummation of the QuarterNorth Acquisition, and the QuarterNorth Acquisition is not conditioned on the consummation of this offering, which is expected to occur prior to the consummation of the QuarterNorth Acquisition.

Investing in our common stock involves risks. See “Risk Factors” on page S-15 of this prospectus supplement, page 6 of the accompanying base prospectus dated June 14, 2022 and the other risk factors incorporated by reference into this prospectus supplement and the accompanying base prospectus.

	Per Share	Total
Price to Public	$	$
Underwriting Discounts	$	$
Proceeds to Talos Energy Inc. (before expenses)	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters may also purchase up to an additional aggregate                  shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement. For additional information regarding underwriting compensation, see “Underwriting (Conflicts of Interest).”

The underwriters expect to deliver the shares of common stock on or about                 , 2024.

J.P. Morgan	Goldman Sachs & Co. LLC	Mizuho

Citigroup	Morgan Stanley	Capital One Securities

DNB Markets	KeyBanc Capital Markets	Regions Securities LLC

Prospectus Supplement dated                 , 2024

PROSPECTUS SUPPLEMENT

PROSPECTUS DATED JUNE 14, 2022

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ABOUT THIS PROSPECTUS SUPPLEMENT

Unless otherwise indicated or the context otherwise requires, references in this prospectus supplement to “we,” “us,” “our,” “Talos” and the “Company,” refer to Talos Energy Inc. and its consolidated subsidiaries, and not to QuarterNorth and its subsidiaries, unless context suggests otherwise.

This prospectus supplement and the accompanying base prospectus form part of that we filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying base prospectus dated June 14, 2022, which forms a part of a registration statement on Form S-3 (File No. 333-265589) (the “Base Prospectus”), and the documents incorporated by reference in this prospectus supplement and the accompanying base prospectus. The second part is the accompanying base prospectus, which, among other things, gives more general information, some of which may not apply to this offering.

Neither we nor the underwriters (or any of our or their affiliates) have authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying base prospectus or any related free writing prospectus filed by us with the SEC. Neither we nor the underwriters (or any of our or their affiliates) take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters (or any of our or their affiliates) are making an offer to sell, or soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement, the accompanying base prospectus or any related free writing prospectus prepared by us is accurate only as of the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement and the accompanying base prospectus do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to our registration statement on Form S-3, including its exhibits, of which this prospectus supplement and the accompanying base prospectus form a part. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore file reports and other information with the SEC. Statements contained in this prospectus supplement and the accompanying base prospectus about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

If the description of this offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

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BASIS OF PRESENTATION

Recent Transactions

QuarterNorth Acquisition

As discussed further under “Summary—Recent Developments—QuarterNorth Acquisition,” on January 13, 2024, we entered into the QuarterNorth Merger Agreement to acquire QuarterNorth, a private operator in the Deepwater U.S. Gulf of Mexico, for consideration consisting of (i) $964,904,000 in cash and (ii) 24,800,000 shares of our common stock, on the terms and subject to the conditions and adjustments set forth in the QuarterNorth Merger Agreement. We expect to fund the cash portion of the purchase price for the QuarterNorth Acquisition via cash on hand, borrowings under our Bank Credit Facility, the proceeds from this offering and, opportunistically to the extent market conditions warrant, other capital markets offerings or other debt financings, as appropriate. For the purposes herein and in our pro forma financial statements we have assumed that the cash portion of the QuarterNorth Acquisition’s purchase price will be funded entirely by the proceeds of this offering, cash on hand and borrowings under our Bank Credit Facility. This assumption is made for illustrative purposes only, and the ultimate method of financing the cash portion of the consideration is likely to differ. See “Summary—Recent Developments—QuarterNorth Acquisition” and “Summary—Ongoing Financing Activities.”

The QuarterNorth Acquisition is expected to close in the first quarter of 2024, subject to customary closing conditions.

As of December 31, 2023, we had 124,080,361 shares of common stock outstanding. As adjusted for this offering, we expect to have                  shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares), and as further adjusted for the issuance of 24,800,000 shares at the closing of the QuarterNorth Acquisition, we expect to have                  shares of common stock outstanding. Unless otherwise indicated, in this prospectus supplement, the number of shares of common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of December 31, 2023 as adjusted for this offering (assuming no exercise of the underwriters’ option to purchase additional shares). For additional information relating to ownership of our common stock in the context of this offering and the QuarterNorth Acquisition, please see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Your percentage ownership may be diluted by the future issuance of additional common stock, including issuances in connection with our incentive plans, acquisitions or otherwise” and “Risk Factors—Risks Related to the QuarterNorth Acquisition—Our stockholders, as of immediately prior to the QuarterNorth Acquisition, will have reduced ownership in the combined company.”

EnVen Acquisition

On February 13, 2023, we completed the acquisition (the “EnVen Acquisition”) of EnVen Energy Corporation (“EnVen”), a private operator in the Deepwater U.S. Gulf of Mexico, for consideration consisting of (i) $207.3 million in cash, (ii) 43.8 million shares of the Company’s common stock valued at $832.2 million and (iii) the effective settlement of an accounts receivable balance of $8.4 million.

Pro Forma Presentation

This prospectus supplement includes and incorporates by reference certain “pro forma” financial, operating and reserves data. As used herein and unless expressly provided otherwise, the term “pro forma” when used with respect to any financial, operating and reserves data refers to the historical data of the Company, as adjusted as described herein. Specifically, as applicable based on the periods presented and as more fully discussed in the succeeding paragraph, the pro forma financial, operating and reserves data includes adjustments relating to the EnVen Acquisition and the QuarterNorth Acquisition (collectively, the “Transactions”) and this offering.

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Pro forma financial data for the year ended December 31, 2022 and nine months ended September 30, 2023 gives effect to the Transactions as if they had been consummated on January 1, 2022. Pro forma financial data as of September 30, 2023 gives effect to the QuarterNorth Acquisition as if it had been consummated on that date. Pro forma financial data contains certain reclassification adjustments to conform the respective historical Talos, EnVen and QuarterNorth financial statement presentation to the Company’s financial statement presentation.

Pro forma reserve data as of December 31, 2022 gives effect to the Transactions as if they had been completed on December 31, 2022. Pro forma reserve data as of September 30, 2023 gives effect to the QuarterNorth Acquisition as if it had been completed on September 30, 2023. Pro forma reserve data generally represents the arithmetic sum of the proved reserves, standard measure of discounted future net cash flows (the “standardized measure”) and associated pre-tax present value discounted at ten percent (“PV-10”) attributable to the Company, EnVen and QuarterNorth. The proved reserves of EnVen and QuarterNorth are based on their respective development plans and their reserve engineers’ respective reserve estimation methodologies. Because we will develop such proved reserves in accordance with our own development plan and, in the future, will estimate proved reserves in accordance with our own methodologies, the estimates presented herein for EnVen and QuarterNorth may not be representative of our future reserve estimates with respect to these properties or the reserve estimates we would have reported if we had owned such properties as of December 31, 2022 or September 30, 2023, as applicable. Further, pro forma reserve data as of September 30, 2023 represents the reserve estimates of the Company and EnVen as of December 31, 2022, adjusted to utilize pricing guidelines established by the SEC (“SEC Pricing”) as of September 30, 2023, combined arithmetically with the QuarterNorth reserve data as of September 30, 2023 using the same pricing. Accordingly, the reserve estimates of the Company and EnVen do not reflect updates since December 31, 2022, including extensions, discoveries, acquisitions, downward revisions or the effect of the hydrocarbons produced by the Company and EnVen during 2023. For additional information regarding our reserve estimates, see “Summary Reserve and Operating Data.”

In each case, the pro forma data is presented for illustrative purposes only and should not be relied upon as an indication of the financial condition, the operating results or reserves estimates that would have been achieved if the Transactions had taken place on the specified dates. In addition, future results may vary significantly from the results reflected in such pro forma data and should not be relied on as an indication of future results. See our unaudited pro forma combined financial statements and the related notes thereto incorporated by reference herein for additional information.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available at the website of the SEC at https://www.sec.gov. We also furnish our stockholders with annual reports containing our financial statements audited by an independent registered public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.talosenergy.com. You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after this material is electronically filed with, or furnished to, the SEC. Information contained on, or that is or becomes accessible through, our website does not constitute a part of this prospectus supplement. The reference to our website or web address does not constitute incorporation by reference of the information contained at that site.

S-iv

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), relating to the common stock offered hereby. This prospectus supplement and the accompanying base prospectus are each a part of that registration statement, but do not contain all of the information in that registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and the securities covered by this prospectus supplement, you should refer to the registration statement and its exhibits. Certain information is also incorporated by reference in this prospectus supplement, as described under “Incorporation of Certain Documents by Reference.”

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of this prospectus supplement, and you should review that information in order to understand the nature of any investment by you in our securities. Information that we later file with the SEC will automatically update information previously filed with the SEC and information in this prospectus supplement. Therefore, before you decide to invest in our common stock, you should check for documents that may have been filed with the SEC after the date of this prospectus supplement. We are incorporating by reference the documents listed below; provided, however, that we are not incorporating any documents or information deemed to have been furnished rather than filed in accordance with SEC rules unless specifically referenced below.

•	Our Annual Report on Form 10-K for the year ended December 31, 2022 (our “Annual Report”);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 (together, our “Quarterly Reports”);

•

Our Current Reports on Form 8-K and Form 8-K/A, as applicable, filed with the SEC on February  8, 2023, February  14, 2023, February  21, 2023, March  20, 2023, April  12, 2023, April  12, 2023, May  17, 2023, June  15, 2023, December  1, 2023, December  29, 2023, January  16, 2024 and January 17, 2024;

•	The information from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 5, 2023, specifically incorporated by reference into our Annual Report; and

•

The description of our common stock included in our  Registration Statement on Form S-4 (File No. 333-268036), originally filed with the SEC on October  28, 2022, under the heading “Description of Talos Capital Stock,” which updates the description of the common stock of Stone Energy Corporation contained in the Registration Statement on Form 8-A filed by Talos Petroleum LLC (formerly Stone Energy Corporation) on February 28, 2017, and including all other amendments or reports filed for the purpose of updating, changing or otherwise modifying such description.

All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including all such documents we may file with the SEC after the date of this prospectus supplement (excluding, in each case, any information deemed furnished rather than filed), shall be deemed to be incorporated by reference in this prospectus supplement until all of the shares of common stock offered hereby have been sold or the offering is otherwise terminated.

Upon request, we will provide to each person, including any beneficial owner, to whom this prospectus supplement is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus supplement. If you would like a copy of any of these documents, at no cost, please write or call us at:

Talos Energy Inc.

333 Clay Street, Suite 3300

Houston, Texas 77002

(713) 328-3000

Attn: Executive Vice President, General Counsel and Secretary

Except as described above, no other information is incorporated by reference in this prospectus supplement (including, without limitation, information on our website).

S-vi

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying base prospectus and the documents and information incorporated by reference herein and therein include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts contained in this prospectus supplement, the accompanying base prospectus, information incorporated by reference herein or therein regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus supplement, the accompanying base prospectus and the documents and information incorporation by reference herein and therein, the words “will,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “forecast,” “may,” “objective,” “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. Forward-looking statements may include statements about:

•	business strategy;

•

risks related to the QuarterNorth Acquisition, including the risk that we may fail to complete the QuarterNorth Acquisition on the terms and timing currently contemplated or at all, and/or to realize the expected benefits of the QuarterNorth Acquisition;

•	risks related to the ultimate source of debt financing for the QuarterNorth Acquisition, including the interest rate applicable to the debt incurred in connection therewith;

•	reserves and prospective storage resources;

•	drilling prospects, inventories, projects and programs;

•	our ability to replace the reserves that we produce through drilling and property acquisitions;

•	financial strategy, liquidity and capital required for our development program and other capital expenditures;

•	realized oil and natural gas prices;

•	timing and amount of future production of oil, natural gas and natural gas liquids (“NGLs”);

•	our hedging strategy and results;

•	future drilling and low carbon solutions plans;

•	availability of pipeline connections on economic terms;

•	competition, government regulations and legislative and political developments;

•	our ability to obtain permits and governmental approvals;

•	pending legal, governmental or environmental matters;

•	our marketing of oil, natural gas and NGLs;

•	our integration of acquisitions, including the EnVen Acquisition and the QuarterNorth Acquisition, and future performance of the combined company;

•	business disruptions or loss of key employees in connection with the QuarterNorth Acquisition and/or EnVen Acquisition;

•	future leasehold or business acquisitions on desired terms;

•	costs of developing properties;

•	general economic conditions, including the impact of continued inflation and associated changes in monetary policy;

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•

political and economic conditions and events in foreign oil, natural gas and NGL producing countries, including embargoes, increasing hostilities in the Middle East and other sustained military campaigns, the war in Ukraine and associated economic sanctions on Russia, conditions in South America, Central America and China and acts of terrorism or sabotage;

•	credit markets and our ability to finance the QuarterNorth Acquisition;

•	estimates of future income taxes;

•	our estimates and forecasts of the timing, number, profitability and other results of wells we expect to drill and other exploration activities;

•

the success of our low carbon solutions opportunities, including as a result of the associated permitting process, our access to capital to finance such opportunities, the timing and amount of revenues therefrom and potential future customers;

•	the uncertainty inherent in estimating subsurface storage resources in our low carbon solutions projects;

•	our ongoing strategy with respect to our Zama asset;

•	uncertainty regarding our future operating results and our future revenues and expenses;

•	impact of new accounting pronouncements on earnings in future periods; and

•

plans, objectives, expectations and intentions contained in this prospectus supplement, the accompanying base prospectus, and information incorporated by reference herein or therein that are not historical.

We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility; global demand for oil and natural gas; the ability or willingness of OPEC and other state-controlled oil companies (“OPEC Plus”) to set and maintain oil production levels and the impact of any such actions; the lack of a resolution to the war in Ukraine and increasing hostilities in the Middle East, and their impact on commodity markets; the impact of any pandemic, and governmental measures related thereto; lack of transportation and storage capacity as a result of oversupply, government and regulations; the effect of a possible U.S. government shutdown and resulting impact on economic conditions and delays in regulatory and permitting approvals; lack of availability of drilling and production equipment and services; adverse weather events, including tropical storms, hurricanes, winter storms and loop currents; cybersecurity threats; sustained inflation and the impact of central bank policy in response thereto; environmental risks; failure to find, acquire or gain access to other discoveries and prospects or to successfully develop and produce from our current discoveries and prospects; geologic risk; drilling and other operating risks; well control risk; regulatory changes; the uncertainty inherent in estimating reserves and in projecting future rates of production; cash flow and access to capital; the timing of development expenditures; potential adverse reactions or competitive responses to our acquisitions and other transactions; the possibility that the anticipated benefits of our acquisitions are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of acquired assets and operations, risks associated with permitting for—and access to capital to finance—our carbon capture and sequestration (“CCS”) opportunities; and the other risks discussed herein under the heading “Risk Factors” in this prospectus supplement and the accompanying base prospectus supplement, in Part I, Item 1A. “Risk Factors” of our Annual Report and in Part II, Item 1A. “Risk Factors” of our Quarterly Report on Form 10-Q for the period ended March 31, 2023, each as filed with the SEC and incorporated by reference herein.

Reserve engineering is a process of estimating underground accumulations of oil, natural gas and NGLs that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify upward or downward revisions of estimates that

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were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.

Should one or more of the risks or uncertainties described in this prospectus supplement, the accompanying base prospectus and the information incorporated herein and therein occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus supplement, the accompanying base prospectus and the information incorporated herein and therein are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus supplement, the accompanying base prospectus and the information incorporated herein and therein.

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SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should read, in their entirety, this prospectus supplement and the accompanying base prospectus, and any related free writing prospectus prepared, together with all information incorporated by reference herein and therein, carefully, especially the “Risk Factors” section of this prospectus supplement, our Annual Report, our Quarterly Reports and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” The information presented in this prospectus supplement assumes, unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of common stock from us.

Our Company

Overview

We are a technically driven independent exploration and production company focused on safely and efficiently maximizing long-term value through our operations, currently in the United States (“U.S.”) and offshore Mexico, both upstream through oil and gas exploration and production (“Upstream”) and the development of low carbon solutions opportunities. We leverage decades of technical and offshore operational expertise towards the acquisition, exploration and development of assets in key geological trends that are present in many offshore basins around the world. We are also utilizing our expertise to develop CCS projects to help reduce industrial emissions along the coast of the U.S. Gulf of Mexico.

We have historically focused our Upstream operations in the U.S. Gulf of Mexico because of our deep experience and technical expertise in the basin, which maintains favorable geologic and economic conditions, including multiple reservoir formations, comprehensive geologic and geophysical databases, extensive infrastructure and an attractive and robust asset acquisition market. Additionally, we have access to state-of-the-art three-dimensional seismic data, some of which is aided by new and enhanced reprocessing techniques that have not been previously applied to our current acreage position. We use our broad regional seismic database and our reprocessing efforts to generate a large and expanding inventory of high-quality prospects, which we believe greatly improves our development and exploration success. The application of our extensive seismic database, coupled with our ability to effectively reprocess this seismic data, allows us to both optimize our organic drilling program and better evaluate a wide range of business development opportunities, including acquisitions and collaborative arrangement opportunities, among others.

In order to determine the most attractive returns for our drilling program, we employ a disciplined portfolio management approach to stochastically evaluate all of our drilling prospects, whether they are generated organically from our existing acreage, an acquisition or joint venture opportunities. We add to and reevaluate our inventory in order to deploy capital as efficiently as possible.

Recent Developments

QuarterNorth Acquisition

On January 13, 2024, we entered into a definitive agreement to acquire QuarterNorth, a private operator in the Deepwater U.S. Gulf of Mexico, for consideration consisting of (i) $964,904,000 in cash and (ii) 24,800,000 shares of our common stock, on the terms and subject to the conditions and adjustments set forth in the QuarterNorth Merger Agreement. We expect to fund the cash portion of the purchase price for the QuarterNorth

Acquisition via cash on hand, borrowings under our Bank Credit Facility, the proceeds from this offering and, opportunistically to the extent market conditions warrant, other capital markets offerings or other debt financings, as appropriate. In the event that these prospective financing arrangements cannot be obtained at all or on terms satisfactory to us, we have received a $650,000,000 commitment under a bridge credit facility from a syndicate of lenders, including some of the lenders under our Bank Credit Facility, to be used to fund the cash portion of the consideration for the QuarterNorth Acquisition. Borrowings under the bridge credit facility, if any, accrue interest at a rate equal to Term SOFR (to be defined in the bridge credit facility documentation consistently with such definition under our Bank Credit Facility), plus a Term SOFR adjustment equal to 0.10% per annum, plus a margin (the “Term SOFR Margin”) equal to 5.00% per annum; provided, that the Term SOFR Margin shall increase by 0.50% per annum on each of the 90th, 180th, and 270th days following the closing date of the bridge credit facility. Contemporaneously with our entry into the QuarterNorth Merger Agreement, we entered into the Tenth Amendment to Credit Agreement (the “Tenth Amendment”). The Tenth Amendment, among other things, (i) permits the incurrence of additional indebtedness in order to fund the QuarterNorth Acquisition, with such indebtedness excluded from any reduction of the borrowing base that would otherwise result from such incurrence, and (ii) reaffirms the borrowing base at $1.075 billion as part of the biannual redetermination of the borrowing base, effective upon closing of the QuarterNorth Acquisition.

The QuarterNorth Acquisition is expected to close in the first quarter of 2024, subject to customary closing conditions. This offering is not conditioned on the consummation of the QuarterNorth Acquisition, and the QuarterNorth Acquisition is not conditioned on the consummation of this offering. For more information, see “Risk Factors—Risks Related to the QuarterNorth Acquisition—We may not consummate the QuarterNorth Acquisition, and this offering is not conditioned on the consummation of the QuarterNorth Acquisition on the terms currently contemplated or at all.”

As a result of the QuarterNorth Acquisition, we expect to acquire approximately 252,000 net leasehold acres, increasing our total net leasehold acreage position to over approximately 1,015,000. QuarterNorth’s producing assets include approximately 365,000 gross acres and are approximately 95% operated. Additionally, the Company expects to realize annual run-rate synergies of approximately $50 million, consisting of both operational and general and administrative cost reductions as a result of the QuarterNorth Acquisition. Pro forma for the QuarterNorth Acquisition, and including our estimated production set forth below under “—Preliminary Fourth Quarter and Year-End 2023 Information,” we estimate that we would have generated average net daily production for the quarter ended December 31, 2023 ranging from approximately 97.0 MBoe/d to 99.0 MBoe/d. We believe that the QuarterNorth Acquisition enhances our position in the Deepwater U.S. Gulf of Mexico while increasing operating size and scale and adds significant high-quality inventory.

Preliminary Fourth Quarter and Year-End 2023 Information

As of the date of this prospectus supplement, we have not finalized our financial and operational results for the three months or year ended December 31, 2023. However, based on preliminary information, we estimate that, for the three months and year ended December 31, 2023, our production ranged from approximately 67 to 68 MBoe/d, and from approximately 66 to 67 MBoe/d, respectively. Similarly, we estimate that our revenues for the three months and year ended December 31, 2023 ranged from approximately $380 million to $395 million, and from approximately $1,450 million to $1,465 million, respectively, with direct operating expenses (consisting of lease operating expenses and production taxes) for such periods ranging from approximately $105 million to $120 million, and from approximately $390 million to $410 million, respectively.

Additionally, as of December 31, 2023, we estimate that we had approximately $33.6 million of cash and cash equivalents and $1,025.7 million of total indebtedness, including approximately $200.0 million of indebtedness and $10.8 million in letters of credit outstanding under our Bank Credit Facility, resulting in remaining availability thereunder of approximately $754.2 million and total liquidity of $787.9 million.

Although our independent petroleum engineers have yet to prepare, audit or review our proved reserve estimates as of December 31, 2023, we currently expect based on management estimates that, when compared to our 140.6 MMBoe of proved reserves as of December 31, 2022, our proved reserve estimates as of December 31, 2023 will include, among others, the following adjustments: (i) acquisitions of 55.9 MMBoe (including 34.4 MMBoe of proved developed producing (“PDP”) reserves), primarily attributable to the EnVen Acquisition, (ii) additions of between 6.2 MMBoe and 9.3 MMBoe (including 0.2 MMBoe of PDP reserves), primarily attributable to identification of two proved undeveloped locations and the successful drilling of the Sunspear exploration well during 2023, and (iii) downward revisions of between 26.6 MMBoe and 28.6 MMBoe (including between 10.0 MMBoe and 10.7 MMBoe of PDP reserves), approximately 15.2 MMBoe to 16.3 MMBoe of which would be attributable to decreases in commodity pricing based on SEC parameters.

These preliminary estimates are derived from our internal records and are based on the most current information available to management. These estimates are preliminary and inherently uncertain. Our normal reporting processes with respect to the foregoing preliminary estimates have not been fully completed. Neither our independent auditors nor our independent petroleum engineers have completed an audit or review of such preliminary estimates. During the course of our and their review on these preliminary estimates, we could identify items that would require us to make adjustments and which could affect our final results. Any such adjustments could be material. These preliminary estimates should not be viewed as indicative of our financial condition or results as of or for any future period. Actual results could differ from the estimates, trends and expectations discussed herein, and such differences could be material.

Ongoing Financing Activities

We regularly evaluate and engage in discussions regarding a variety of prospective financing arrangements, including in connection with our anticipated financing plans for any material acquisitions, such as the QuarterNorth Acquisition. These arrangements may include, but are not limited to, amendments or modifications to our Bank Credit Facility, alternative lending arrangements with other prospective investors, and, opportunistically to the extent market conditions warrant, other capital markets offerings or other debt financings, as appropriate. These efforts can involve transactions that, if completed, would have a material effect on our financial condition.

We typically do not announce a transaction until after we have executed a definitive agreement or formally commenced marketing efforts. Past experience has demonstrated that discussions regarding a potential transaction can advance or terminate in a short period of time depending on market conditions. Moreover, the closing of any transaction for which we enter into a definitive agreement may be subject to customary and other closing conditions, which may not ultimately be satisfied or waived. Accordingly, we can give no assurance that any current or future financing activities will be successful.

Corporate Information

We are a publicly traded Delaware corporation, and our common stock is listed on the New York Stock Exchange under the symbol “TALO.”

Our principal executive offices are located at 333 Clay Street, Suite 3300, Houston, Texas 77002, and our telephone number at that address is (713) 328-3000. Our website address is www.talosenergy.com. Information contained on, or is or becomes accessible through, our website does not constitute a part of this prospectus supplement.

For additional information about the Company, please read the documents listed under the heading “Incorporation of Certain Documents by Reference.”

The Offering

The summary below describes the principal terms of this offering. Certain of the terms and conditions described below are subject to important limitations and exceptions.

Common stock offered by us	shares of common stock ( shares of common stock if the underwriters exercise in full their option to purchase additional shares of our common stock).

Underwriters’ option	The underwriters may also purchase up to an additional aggregate shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement. For additional information regarding underwriting compensation, see “Underwriting (Conflicts of Interest).”

Common stock outstanding immediately following this offering	shares of common stock ( shares of common stock if the underwriters exercise in full their option to purchase additional shares of our common stock).

Use of Proceeds	We expect to receive approximately $287.8 million of net proceeds from the sale of shares of our common stock, after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering to fund a portion of the cash consideration for the QuarterNorth Acquisition. However, the QuarterNorth Acquisition remains subject to certain conditions to closing. In the event that the QuarterNorth Acquisition is not completed, the proceeds from this offering will be used for general corporate purposes. Pending the use of the proceeds of this offering as described above, we may temporarily use all or a portion of such proceeds to reduce the borrowings outstanding under our Bank Credit Facility.

Conflicts of Interest

Affiliates of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, Mizuho Securities USA LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Capital One Securities, Inc., DNB Markets, Inc., KeyBanc Capital Markets Inc. and Regions Securities LLC are lenders and/or agents under the Bank Credit Facility. Because affiliates of J.P. Morgan Securities LLC, DNB Markets, Inc., Capital One Securities, Inc., Citigroup Global Markets Inc., KeyBanc Capital Markets Inc., and Mizuho Securities USA LLC are lenders under our Bank Credit Facility and each will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the Bank Credit Facility, each of J.P. Morgan Securities LLC, DNB Markets, Inc., Capital One Securities, Inc., Citigroup Global Markets Inc., KeyBanc Capital Markets Inc., and Mizuho Securities USA LLC is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with the offering as a “bona fide public market,” as defined in Rule 5121, exists for our common stock. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

Dividend Policy	We have not historically declared or paid any cash dividends on our common stock. However, to the extent we determine in the future that it may be appropriate to pay a special dividend or initiate a quarterly dividend program, our ability to pay any such dividends to our stockholders may be limited to the extent our consolidated subsidiaries are limited in their ability to make distributions to us, including the significant restrictions that the agreements governing our indebtedness impose on the ability of our consolidated subsidiaries to make distributions and other payments to us.

Exchange Listing	Our common stock trades on the NYSE under the symbol “TALO.”

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” in this prospectus supplement, the accompanying base prospectus and the information incorporated herein and therein before investing in our common stock.

Unless otherwise indicated, in this prospectus supplement, the number of shares of common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of December 31, 2023 and excludes 5,833,110 additional shares of common stock reserved for issuance under our equity incentive plan as of December 31, 2023.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following table shows our summary historical and pro forma financial information for each of the periods and as of the dates indicated. The summary historical financial data as of and for the years ended December 31, 2022 and 2021 were derived from our audited consolidated financial statements incorporated by reference herein. The summary historical financial data as of and for the period ended December 31, 2022 has been derived from our audited consolidated financial statements not included herein. The summary historical financial data as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022, were derived from our unaudited condensed consolidated financial statements incorporated by reference herein.

The summary unaudited pro forma financial information has been derived from and should be read in conjunction with our unaudited pro forma condensed combined financial statements incorporated by reference herein, which have been prepared from (i) the historical unaudited consolidated financial statements of the Company as of and for the nine months ended September 30, 2023 and the historical audited consolidated financial statements of the Company for the year ended December 31, 2022, (ii) the historical audited consolidated financial statements of EnVen for the year ended December 31, 2022 and (iii) the historical unaudited consolidated financial statements of QuarterNorth as of and for the nine months ended September 30, 2023 and the historical audited consolidated financial statements of QuarterNorth for the year ended December 31, 2022. Pro forma financial data for the year ended December 31, 2022 and nine months ended September 30, 2023 gives effect to the Transactions as if they had been consummated on January 1, 2022. Pro forma financial data as of September 30, 2023 gives effect to the QuarterNorth Acquisition as if it had been consummated on September 30, 2023. Pro forma financial data contains certain reclassification adjustments to conform the respective historical Talos, EnVen and QuarterNorth financial statement presentation to the Company’s financial statement presentation. See “Basis of presentation—Pro Forma Presentation.”

For additional information regarding such unaudited pro forma financial information see the unaudited pro forma condensed combined financial information as of and for the nine months ended September 30, 2023 and for the year ended December 31, 2022, filed as an exhibit to our Current Report on Form 8-K filed on January 17, 2024, incorporated by reference herein.

Historical results are not necessarily indicative of future operating results. The summary financial information should be read in conjunction with “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report and “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as well as the historical and pro forma financial statements and accompanying notes included or incorporated by reference elsewhere in this prospectus supplement and the accompanying base prospectus.

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2022	2021	2020	2023	2022	2022	2023
Statement of operations data:
Revenues:
Oil	$1,365,148	$1,064,161	$506,788	$995,081	$1,078,800	$2,717,174	$1,491,839
Natural Gas	227,306	130,616	53,714	53,383	181,747	357,700	80,304
NGL	59,526	49,763	15,434	24,463	49,232	100,018	38,764
Other revenue	—	—	—	—	—	22,787	18,005

Total revenues	1,651,980	1,244,540	575,936	1,072,927	1,309,779	3,197,679	1,628,912

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2022	2021	2020	2023	2022	2022	2023
Operating Expenses:
Lease operating expense	308,092	283,601	246,564	286,075	229,156	566,920	426,360
Production taxes	3,488	3,363	1,054	1,813	2,670	3,488	1,813
Depreciation, depletion and amortization	414,630	395,994	364,346	480,476	295,174	917,825	656,339
Write-down of oil and natural gas properties	—	18,123	267,916	—	—	—	—
Accretion expense	55,995	58,129	49,741	63,430	42,400	95,470	74,732
General and administrative expense	99,754	78,677	79,175	121,257	70,742	221,676	190,732
Other operating income (expense)	33,902	32,037	(11,550)	55,172	(12,142)	40,728	(43,744)

Total operating expenses	915,861	869,924	997,246	897,879	652,284	1,846,107	1,306,232

Income from operations
Operating income (expense)	736,119	374,616	(421,310)	175,048	657,495	1,351,572	322,680
Interest expense (1)	(125,498)	(133,138)	(99,415)	(128,850)	(91,531)	(237,948)	(183,052)
Price risk management activities income (expense)	(272,191)	(419,077)	87,685	(13,668)	(231,133)	(463,524)	(66,874)
Equity method investment income	14,222	—	—	2,938	14,599	14,222	2,938
Other income (expense)	31,800	(6,988)	3,018	10,450	31,991	98,394	18,518

Net Income (loss) before income taxes	384,452	(184,587)	(430,022)	45,918	381,421	762,716	94,210
Income tax benefit (expense)	(2,537)	1,635	(35,583)	55,516	(2,256)	(65,334)	43,909

Net income (loss)	$381,915	$(182,952)	$(465,605)	$101,434	$379,165	$697,382	$138,119

Balance sheet data (at period end):
Cash and cash equivalents	$44,145	$69,852	$34,233	$13,631			$—
Total property and equipment, net	2,643,275	2,388,582	2,536,169	4,007,307			5,713,576
Total assets	3,058,626	2,766,815	2,834,546	4,753,100			6,721,666
Total liabilities	1,893,050	2,006,162	1,907,945	2,691,038			4,055,054
Total stockholders’ equity (2)	1,165,576	760,653	926,601	2,062,062			2,666,612

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2022	2021	2020	2023	2022	2022	2023
Net cash provided by (used in):
Operating activities	$709,739	$411,388	$301,923	$342,811	$538,928
Investing activities	(311,977)	(293,747)	(678,904)	(391,874)	(198,652)
Financing activities	(423,469)	(82,022)	324,192	120,309	(345,638)
Non-GAAP financial measures:
EBITDA (3)	$980,575	$402,674	$83,480	$718,674	$810,526	$2,013,939	$1,008,333
Adjusted EBITDA (3)	841,774	606,474	430,239	701,603	656,550	1,731,516	1,070,259

(1)

The pro forma information assumes that the acquisition will be funded by cash on hand and borrowings under our Bank Credit Facility. To the extent we draw on our committed bridge facility in lieu of, or in addition to, Bank Credit Facility borrowings or otherwise obtain alternative debt financing, our interest expense may exceed that presented in the pro forma condensed combined financial statements.

(2)

We plan to issue a number of shares of common stock representing approximately $300.0 million in gross proceeds (assuming no exercise of the underwriters’ option to purchase additional shares). The summary pro forma data presented above assumes a public offering price of $13.51 per share, which is the last reported sale price of our common stock on the New York Stock Exchange on January 12, 2024, resulting in the issuance of 22.2 million shares of common stock in this offering. If the sale price in this offering were to increase or decrease, respectively, by 10% from the assumed share price, it would result instead in the issuance of approximately 20.2 million or 24.7 million shares, respectively, of common stock in this offering.

(3)	See “—Non-GAAP Financial Measures” for definitions of EBITDA and Adjusted EBITDA and reconciliation to the nearest comparable U.S. generally accepted accounting principles (“GAAP”) metric.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

“EBITDA” and “Adjusted EBITDA” are non-GAAP financial measures used to provide management and investors with (i) additional information to evaluate, with certain adjustments, items required or permitted in calculating covenant compliance under our debt agreements, (ii) important supplemental indicators of the operational performance of our business, (iii) additional criteria for evaluating our performance relative to our peers and (iv) supplemental information to investors about certain material non-cash and/or other items that may not continue at the same level in the future. EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP or as alternatives to net income (loss), operating income (loss) or any other measure of financial performance presented in accordance with GAAP.

We define these as the following:

•	EBITDA—Net income (loss) plus interest expense, income tax expense (benefit), depreciation, depletion and amortization, and accretion expense.

•

Adjusted EBITDA—EBITDA plus non-cash write-down of oil and natural gas properties, transaction and other (income) expenses, decommissioning obligations, the net change in the fair value of derivatives (mark to market effect, net of cash settlements and premiums related to these derivatives), (gain) loss on debt extinguishment, non-cash write-down of other well equipment inventory and non-cash equity-based compensation expense.

Adjusted EBITDA should be read in conjunction with the information contained in our combined and consolidated financial statements prepared in accordance with GAAP. The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2022	2021	2020	2023	2022	2022	2023
Net income (loss)	$381,915	$(182,952)	$(465,605)	$101,434	$379,165	$697,382	$138,119
Interest expense	125,498	133,138	99,415	128,850	91,531	237,948	183,052
Income tax expense (benefit)	2,537	(1,635)	35,583	(55,516)	2,256	65,334	(43,909)
Depreciation, depletion and amortization	414,630	395,994	364,346	480,476	295,174	917,825	656,339
Accretion expense	55,995	58,129	49,741	63,430	42,400	95,470	74,732

EBITDA	980,575	402,674	83,480	718,674	810,526	2,013,959	1,008,333
Write-down of oil and natural gas Properties	—	18,123	267,916	—	—	—	—
Transaction and other (income) expense (1)	(34,513)	5,886	14,917	(38,799)	(38,856)	(87,083)	(29,373)
Decommissioning obligations (2)	31,558	21,055	—	9,454	10,553	31,558	9,454
Derivative fair value (gain) loss (3)	272,191	419,077	(87,685)	13,668	231,133	463,524	66,874
Net cash received (paid) on settled derivative instruments (3)	(425,559)	(290,164)	143,905	(10,474)	(368,483)	(728,032)	(14,910)
(Gain) loss on debt extinguishment	1,569	13,225	(1,662)	—	—	1,569	—
Non-cash write-down of other well equipment inventory	—	5,606	699	—	—	—	—
Non-cash equity-based compensation expense	15,953	10,992	8,669	9,080	11,677	36,021	29,881

Adjusted EBITDA	$841,774	$606,474	$430,239	$701,603	$656,550	$1,731,516	$1,070,259

(1)

Other income (expense) includes restructuring expenses, cost saving initiatives and other miscellaneous income and expenses that we do not view as a meaningful indicator of our operating performance. For the year ended December 31, 2022, the amount includes $27.5 million gain as a result of the settlement agreement to resolve previously pending litigation that was filed in October 2017 that is further discussed in Part IV, Item 15. Exhibits and Financial Statement Schedules—Note 12—Commitments and Contingencies of our Annual Report. Additionally, it includes a $15.3 million gain for the year ended December 31, 2022 on partial sale of our investment in Bayou Bend that is further discussed Part IV, Item 15. Exhibits and Financial Statement Schedules—Note 11—Related Party Transactions of our Annual Report. For the nine months ended September 30, 2023, transaction expenses include $39.4 million in costs related to the EnVen Acquisition, inclusive of $24.9 million in severance expense. Other income (expense) includes other miscellaneous income and expenses that we do not view as a meaningful indicator of our operating performance. For the nine months ended September 30, 2023, the amount includes a $66.2 million gain on the sale of a 49.9% equity interest in our subsidiary, Talos Energy Mexico 7, S. de R.L. de C.V. The amount includes a gain on the funding of the capital carry of our investment in Bayou Bend by Chevron of $8.6 million for the nine months ended September 30, 2023 and a $1.4 million for the three and nine months ended September 30, 2022. Additionally, it includes a $13.9 million gain on the partial sale of its investment in Bayou Bend to Chevron for the nine months ended September 30, 2022. For the nine months ended September 30, 2022, the amount includes $27.5 million gain as a result of the settlement agreement to resolve previously pending litigation that was filed in October 2017.

For the year ended December 31, 2022, pro forma transaction expenses include $7.3 million in costs related to the EnVen Acquisition incurred by EnVen. For the nine months ended September 30, 2023, pro forma transaction expenses include $12.6 million in costs related to the EnVen Acquisition incurred by EnVen and $3.3 million in costs related to the QuarterNorth Acquisition incurred by QuarterNorth. For the year ended December 31, 2022, other income (expense) includes $59.9 million gain recognized by QuarterNorth, primarily related to litigation.

(2)

Estimated decommissioning obligations were a result of working interest partners or counterparties of divestiture transactions that were unable to perform the required abandonment obligations due to bankruptcy or insolvency. See Part IV, Item 15. Exhibits and Financial Statement Schedules—Note 12—Commitments and Contingencies of our Annual Report for additional information on decommissioning obligations.

(3)

The adjustments for the derivative fair value (gains) losses and net cash receipts (payments) on settled commodity derivative instruments have the effect of adjusting net loss for changes in the fair value of derivative instruments, which are recognized at the end of each accounting period because we do not designate commodity derivative instruments as accounting hedges. This results in reflecting commodity derivative gains and losses within Adjusted EBITDA on an unrealized basis during the period the derivatives settled.

SUMMARY RESERVE AND OPERATING DATA

The following table presents our estimated proved oil, natural gas and NGLs reserves and the reserves associated with each of the EnVen Acquisition and the QuarterNorth Acquisition as of December 31, 2022, individually and on a pro forma combined basis. The reserve estimates as of December 31, 2022 presented with respect to Talos are estimated and compiled for reporting purposes by our reserve engineers and audited by Netherland, Sewell & Associates, Inc. (“NSAI”) based on SEC Pricing. The reserve estimates as of December 31, 2022 presented with respect to EnVen and QuarterNorth are based on separate reserve reports prepared by NSAI, in each case based on SEC Pricing.

	Talos Energy Inc.	EnVen Acquisition	QuarterNorth Acquisition	Talos Energy Inc. Pro Forma Combined (3)
	As of December 31, 2022 (1)
Proved Developed Producing:
Oil (MBbls)	63,049	19,331	19,303	101,683
Natural gas (MMcf)	103,245	15,032	32,256	150,533
NGLs (MBbls)	6,194	814	1,722	8,730
Total (MBoe)	86,451	22,650	26,400	135,501
PV-10 (thousands) (2)	$3,935,208	$942,703	$1,349,846	$6,227,757
Proved Developed Non-Producing:
Oil (MBbls)	17,236	15,137	5,888	38,261
Natural gas (MMcf)	58,482	10,685	23,113	92,280
NGLs (MBbls)	3,121	222	977	4,320
Total (MBoe)	30,104	17,140	10,717	57,961
PV-10 (thousands) (2)	$661,882	$707,826	$317,329	$1,687,037
Proved Undeveloped:
Oil (MBbls)	10,774	7,694	22,871	41,339
Natural gas (MMcf)	57,824	11,270	56,904	125,998
NGLs (MBbls)	3,613	85	2,744	6,442
Total (MBoe)	24,024	9,657	35,101	68,782
PV-10 (thousands) (2)	$584,009	$364,018	$1,095,790	$2,043,817
Total Proved:
Oil (MBbls)	91,059	42,162	48,062	181,283
Natural gas (MMcf)	219,551	36,987	112,273	368,811
NGLs (MBbls)	12,928	1,121	5,443	19,492
Total (MBoe)	140,579	49,447	72,218	262,244
Standardized Measure (thousands) (2)	$4,368,448	$1,626,527	$2,246,159	$8,241,134
PV-10 (thousands) (2)	$5,181,099	$2,014,547	$2,762,965	$9,958,611

(1)

SEC Pricing adjusted by lease for market differentials (quality, transportation, fees, energy content and regional price differentials) as of December 31, 2022 for Talos was $96.03 per Bbl of oil, $6.80 per Mcf of natural gas and $33.89 per Bbl of NGLs. SEC Pricing adjusted by lease for market differentials as of December 31, 2022 for EnVen was $90.30 per Bbl of oil, $8.42 per Mcf of natural gas and $48.62 per barrel of NGLs. SEC Pricing adjusted by lease for market differentials as of December 31, 2022 for QuarterNorth was $94.64 per Bbl of oil, $6.68 per Mcf of natural gas and $33.21 per Bbl of NGLs.

(2)

PV-10 is a non-GAAP financial measure and differs from the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure. PV-10 is a computation of the standardized measure of discounted future net cash flows on a pre-tax basis. PV-10 is equal to the standardized measure of discounted future net cash flows at the applicable date, before deducting future income taxes, discounted at 10%. We believe that the presentation of PV-10 is relevant and useful to investors because it presents the discounted future net cash flows attributable to our estimated net proved reserves prior to taking into account future corporate income taxes, and it is a useful measure for evaluating the relative monetary significance of our oil and natural gas properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies without regard to the specific tax characteristics of such entities. We use this measure when assessing the potential return on investment related to our oil and natural gas properties. PV-10, however, is not a substitute for the standardized measure of discounted future net cash flows. Our PV-10 measure and the standardized measure of discounted future net cash flows do not purport to represent the fair value of our oil and natural gas reserves.
(3)	Reflects the arithmetic sum of the three preceding columns.

The following table provides a reconciliation of the standardized measure of discounted future net cash flows to PV-10 of our proved reserves and the reserves associated with the EnVen Acquisition and QuarterNorth Acquisition (in thousands):

As of December 31, 2022	Talos Energy Inc. Total Proved	EnVen Acquisition Total Proved	QuarterNorth Acquisition Total Proved
Standardized Measure	$4,368,448	$1,626,527	$2,246,159
Present value of future income taxes discounted at 10%	812,651	388,020	516,806

PV-10 (Non-GAAP)	$5,181,099	$2,014,547	$2,762,965

September 30 Reserve Update

The following table presents our estimated proved oil, natural gas and NGLs reserves and the reserves associated with each of the EnVen Acquisition and the QuarterNorth Acquisition (i) in the case of Talos and EnVen, as of December 31, 2022 adjusted to utilize SEC Pricing as of September 30, 2023 and (ii) in the case of QuarterNorth, as of September 30, 2023 and utilizing SEC Pricing as of September 30, 2023. Such reserves are presented individually and calculated arithmetically on a pro forma combined basis as described further in “Basis of Presentation.” The Talos and EnVen reserve estimates as of September 30, 2023 have been calculated using the internal systems of our management and have not been prepared or audited by an independent, third-party reserve engineer, but otherwise contain the same parameters, except for price, as the December 31, 2022 audited reserve estimates.

	Talos Energy Inc. (1)	EnVen Acquisition (1)	QuarterNorth Acquisition	Talos Energy Inc. Pro Forma Combined (2)
	Estimated As of September 30, 2023 (3)
Proved Developed Producing:
Oil (MBbls)	62,056	18,839	24,276	105,171
Natural gas (MMcf)	99,593	14,662	42,558	156,813
NGLs (MBbls)	6,137	794	2,624	9,555
Total (MBoe)	84,792	22,077	33,994	140,863
PV-10 (thousands) (4)	$2,943,892	$672,570	$1,186,090	$4,802,552
Proved Developed Non-Producing:
Oil (MBbls)	16,774	14,949	5,526	37,249
Natural gas (MMcf)	55,219	10,505	20,452	86,176
NGLs (MBbls)	3,008	225	954	4,187
Total (MBoe)	28,985	16,925	9,888	55,798
PV-10 (thousands) (4)	$386,136	$521,160	$177,306	$1,084,602

	Talos Energy Inc. (1)	EnVen Acquisition (1)	QuarterNorth Acquisition	Talos Energy Inc. Pro Forma Combined (2)
	Estimated As of September 30, 2023 (3)
Proved Undeveloped:
Oil (MBbls)	10,158	7,473	15,714	33,345
Natural gas (MMcf)	46,656	10,622	44,679	101,957
NGLs (MBbls)	2,693	78	2,073	4,844
Total (MBoe)	20,627	9,321	25,233	55,181
PV-10 (thousands) (4)	$336,640	$253,438	$362,095	$952,173
Total Proved:
Oil (MBbls)	88,988	41,261	45,516	175,765
Natural gas (MMcf)	201,468	35,789	107,689	344,946
NGLs (MBbls)	11,838	1,097	5,651	18,586
Total (MBoe)	134,404	48,323	69,115	251,842
Standardized Measure (thousands) (4)			$1,429,355
PV-10 (thousands) (4)	$3,666,668	$1,447,168	$1,725,491	$6,839,327

(1)	Reflects proved reserves as of December 31, 2022, as adjusted to utilize SEC Pricing as of September 30, 2023.
(2)

Reflects the arithmetic sum of the three preceding columns. As previously discussed, the Talos and EnVen proved reserves reflected in this table do not give effect to any changes other than changes in SEC Pricing following December 31, 2022. For preliminary estimates regarding our proved reserves at December 31, 2023, see “Summary—Recent Developments—Preliminary Fourth Quarter and Year-End 2023 Information.”

(3)

Based on SEC Pricing. SEC Pricing adjusted by lease for market differentials for Talos as of September 30, 2023 was $80.40 per Bbl of oil, $3.80 per Mcf of natural gas and $20.42 per Bbl of NGLs. SEC Pricing adjusted by lease for market differentials for EnVen as of September 30, 2023 was $76.82 per Bbl of oil, $4.52 per Mcf of natural gas and $40.47 per Bbl of NGLs. SEC Pricing adjusted by lease for market differentials for QuarterNorth as of September 30, 2023 was $79.04 per Bbl of oil, $3.42 per Mcf of natural gas and $18.78 per Bbl of NGLs.

(4)

PV-10 is a non-GAAP financial measure and differs from the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure. PV-10 is a computation of the standardized measure of discounted future net cash flows on a pre-tax basis. PV-10 is equal to the standardized measure of discounted future net cash flows at the applicable date, before deducting future income taxes, discounted at 10%. We believe that the presentation of PV-10 is relevant and useful to investors because it presents the discounted future net cash flows attributable to our estimated net proved reserves prior to taking into account future corporate income taxes, and it is a useful measure for evaluating the relative monetary significance of our oil and natural gas properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies without regard to the specific tax characteristics of such entities. We use this measure when assessing the potential return on investment related to our oil and natural gas properties. PV-10, however, is not a substitute for the standardized measure of discounted future net cash flows. Our PV-10 measure and the standardized measure of discounted future net cash flows do not purport to represent the fair value of our oil and natural gas reserves.

The following table provides a reconciliation of the standardized measure of discounted future net cash flows to PV-10 of the reserves associated with the QuarterNorth Acquisition (in thousands):

As of September 30, 2023	QuarterNorth Acquisition Total Proved
Standardized Measure	$1,429,355
Present value of future income taxes discounted at 10%	296,136

PV-10 (Non-GAAP)	$1,725,491

Summary Operating Data

The following table summarizes our sales volumes, price and cost data for the years ended December 31, 2022 and 2021 and the nine months ended September 30, 2023 and 2022, respectively:

	Years Ended December 31,		Nine Months Ended September 30,
	2022	2021	2023	2022
Production Volumes:
Crude oil (MBbls)	14,561	16,159	13,358	11,020
Natural gas (MMcf)	32,215	32,795	19,769	24,746
NGLs (MBbls)	1,793	1,875	1,318	1,372

Total (MBoe)	21,723	23,500	17,971	16,516

Average Sales Price (including commodity derivatives):
Crude oil (per Bbl)	$68.40	$49.67	$67.06	$68.40
Natural gas (per Mcf)	$5.30	$3.11	$2.06	$5.30
NGLs (per Bbl)	$33.20	$26.54	$18.56	$35.88
Average (per Boe)	$56.46	$40.61	$59.12	$56.99
Average Sales Price (excluding commodity derivatives):
Crude oil (per Bbl)	$93.75	$65.86	$72.70	$68.82
Natural gas (per Mcf)	$7.06	$3.98	$3.38	$5.40
NGLs (per Bbl)	$33.20	$26.54	$18.56	$35.88
Average (per Boe)	$76.05	$52.96	$59.70	$79.30
Average Lease Operating Expense (per Boe)	$14.18	$12.07	$15.92	$13.87

RISK FACTORS

An investment in our common stock involves a significant degree of risk. Before you invest in our common stock you should carefully consider the risks described below, as well as other information included or incorporated by reference in this prospectus supplement and the accompanying base prospectus, including the risks and uncertainties discussed under “Risk Factors” included in our Annual Report and Quarterly Report on Form 10-Q for the period ended March 31, 2023, which are each incorporated herein by reference, together with all of the other information included in this prospectus supplement. If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations and financial condition. This prospectus supplement also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below or incorporated by reference herein. Please read “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to this Offering and Ownership of Our Common Stock

The trading price of our common stock has been, and is likely to continue to be, volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

The market price of our common stock has historically varied greatly, and is likely to continue to be volatile because of numerous factors, including:

•	further disagreements or price wars amongst OPEC+ members, including the effect thereof on global oil supply, oil storage capacity and oil prices;

•	a domestic or global economic slowdown that could affect our financial results and operations and the economic strength of our customers;

•	our ability to meet our working capital needs;

•	quarterly variations in operating results;

•	changes in financial estimates by us or securities analysts who may cover our stock or by our failure to meet the estimates made by securities analysts;

•	changes in market valuations of other similar companies;

•	announcements by us or our competitors of new products or of significant technical innovations, contracts, acquisitions, divestitures, strategic relationships or joint ventures;

•	changes in laws or regulations applicable to our business;

•	additions or departures of key personnel;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock

•	transactions in our common stock, by directors, officers, affiliates and other major investors; and

•

the other factors described under “Risk Factors” in our Annual Report and Quarterly Report on Form 10-Q for the period ended March 31, 2023 and “Cautionary Note Regarding Forward-Looking Statements” included in this prospectus supplement.

Furthermore, from time to time, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies.

These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes, international currency fluctuations or political unrest, may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation, and we have been a defendant to a securities class action claim in the past. Any future securities litigation against us could result in substantial costs and divert our management’s attention and resources, and harm our business, financial condition, and results of operations.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of such shares, or the perception that such sales may occur, could impair our ability to raise capital through the sale of additional common or preferred stock. Except for any shares purchased by our affiliates, all of the shares of common stock sold in this offering will be freely tradable.

In addition, upon closing of the QuarterNorth Acquisition, we will enter into a registration rights agreement (the “QuarterNorth Registration Rights Agreement”), by and among us and the parties listed on the signature pages thereto, which will provide such parties certain demand, “piggy-back” and shelf registration rights with respect to the shares of our common stock to be received by such parties in the QuarterNorth Acquisition, subject to certain customary thresholds and conditions. Any sales of shares of our common stock by such holders, or expectations thereof, could similarly have the effect of depressing the market price for our common stock.

The Company and its executive officers and directors have entered into lock-up agreements with the underwriters under which the Company and they have agreed, subject to certain exceptions, not to sell, directly or indirectly, any of their shares of common stock without the permission of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Mizuho Securities USA LLC for a period of 60 days following the date of this prospectus supplement. We refer to such period as the lock-up period. When the lock-up period expires, we and our executive officers and directors will be able to sell our common stock in the public market, subject to compliance with applicable securities laws restrictions. In addition, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Mizuho Securities USA LLC may, in their sole discretion, release all or some portion of the common stock subject to lock-up agreements at any time and for any reason. In addition, certain former QuarterNorth stockholders will be subject to a similar lock-up of 60 days upon receipt of their shares of our common stock after consummation of the QuarterNorth Acquisition.

Sales of a substantial number of shares of such common stock upon expiration of these lock-ups or otherwise, the perception that such sales may occur, or early release of these agreements, could cause the market price of our common stock to fall.

If securities or industry analysts publish negative reports about our business, our share price and trading volume could decline.

The market price for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Your percentage ownership may be diluted by the future issuance of additional common stock, including issuances in connection with our incentive plans, acquisitions or otherwise.

Our amended and restated certificate of incorporation allows us to issue up to 270,000,000 shares of common stock, of which 127,480,361 were issued and 124,080,361 were outstanding as of December 31, 2023.

Any shares of common stock that we issue pursuant to this offering, in addition to the estimated 24,800,000 shares of common stock to be issued as consideration to the QuarterNorth stockholders upon the consummation of the QuarterNorth Acquisition and shares issued under our existing equity incentive plan or other equity incentive plans that we may adopt in the future or in connection with an acquisition or otherwise, would dilute the percentage ownership held by the investors who purchase shares of common stock in this offering.

Risks Related to the QuarterNorth Acquisition

The market price for our common stock following the closing of the QuarterNorth Acquisition may be affected by factors different from those that historically have affected or currently affect our common stock.

Our financial position may differ from our financial position before the completion of the QuarterNorth Acquisition, and the results of operations of the combined company may be affected by some factors that are different from those currently affecting our results of operations. Accordingly, the market price and performance of our common stock is likely to be different from the performance of our common stock in the absence of the QuarterNorth Acquisition. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, our common stock, regardless of our actual operating performance.

Our stockholders, as of immediately prior to the QuarterNorth Acquisition, will have reduced ownership in the combined company.

Following the closing of the QuarterNorth Acquisition, based on the number of shares of common stock outstanding as of the date of the QuarterNorth Merger Agreement in addition to the stock consideration of 24,800,000 shares of our common stock, our existing stockholders would own approximately 83% of the outstanding shares of the combined company and QuarterNorth’s existing stockholders would own approximately 17% of the outstanding shares of the combined company, in each case on a fully diluted basis. As a result, our current stockholders will have less influence on the policies of the combined company than they currently have on our policies.

We may not consummate the QuarterNorth Acquisition, and this offering is not conditioned on the consummation of the QuarterNorth Acquisition on the terms currently contemplated or at all.

We may not consummate the QuarterNorth Acquisition, which is subject to the satisfaction of customary closing conditions. These conditions include, but are not limited to, (i) the expiration or termination of any applicable waiting period, or any extension thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) the absence of any injunction or other order or applicable law preventing or making illegal the consummation of the QuarterNorth Acquisition, (iii) approval of the QuarterNorth Acquisition by QuarterNorth’s stockholders and (iv) approval for the listing on the NYSE of the shares of our common stock to be issued in connection with the QuarterNorth Acquisition. Neither we nor QuarterNorth can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the outside date, it is possible that the QuarterNorth Acquisition may be terminated. Although we have agreed with QuarterNorth to use reasonable best efforts, subject to certain limitations, to promptly complete the QuarterNorth Acquisition, these and other conditions to the completion of the QuarterNorth Acquisition may fail to be satisfied. In addition, satisfying the conditions to and completion of the QuarterNorth Acquisition may take longer, and could cost more, and require additional borrowings, than we currently expect. There can be no assurance that such conditions will be satisfied or that the QuarterNorth Acquisition will be consummated on the terms currently contemplated or at all. If additional borrowings are required to consummate the QuarterNorth Acquisition, our total debt and leverage will be greater than currently anticipated, and our availability under our credit facility will be reduced by a corresponding amount. If we fail to complete the QuarterNorth Acquisition, our management will have broad discretion in the use of proceeds from this offering, and may use such proceeds in ways in which you do not approve.

Failure to complete the QuarterNorth Acquisition could negatively impact our stock price and have a material adverse effect on our results of operations, cash flows and financial position.

If the QuarterNorth Acquisition is not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or QuarterNorth’s stockholders fail to approve the applicable requisite proposals, we may be materially adversely affected and, without realizing any of the benefits of having completed the QuarterNorth Acquisition, we would be subject to a number of risks, including the following:

•	we may experience negative reactions from the financial markets, including negative impacts on our stock price;

•	we may experience negative reactions from our customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners;

•	we will still be required to pay certain significant costs relating to the QuarterNorth Acquisition, such as legal, accounting, financial advisor and printing fees;

•	QuarterNorth may be entitled to receive the full amount of the deposit pursuant to the QuarterNorth Merger Agreement;

•

the QuarterNorth Merger Agreement places certain restrictions on our conduct pursuant to the terms thereof, which may delay or prevent us from undertaking business opportunities that, absent the QuarterNorth Merger Agreement, may have been pursued;

•

matters relating to the QuarterNorth Acquisition (including integration planning) require substantial commitments of time and resources by our management, which may have resulted in the distraction of our management from ongoing business operations and pursuing other opportunities that could have been beneficial to us; and

•

litigation related to any failure to complete the QuarterNorth Acquisition or related to any enforcement proceeding commenced against us to perform our obligations pursuant to the QuarterNorth Merger Agreement.

If the QuarterNorth Acquisition is not completed, the risks described above may materialize and they may have a material adverse effect on our results of operations, cash flows, financial position and stock price.

The combined company following the QuarterNorth Acquisition may be unable to integrate the business of the Company and QuarterNorth successfully or realize the anticipated benefits of the QuarterNorth Acquisition.

The QuarterNorth Acquisition involves the combination of two companies that currently operate as independent companies. The combination of two independent businesses is complex, costly and time consuming, and we will be required to devote significant management attention and resources to integrating the business practices and operations of QuarterNorth into ours. Potential difficulties that we may encounter as part of the integration process include the following:

•

the inability to successfully combine our business and QuarterNorth’s in a manner that permits the combined company to achieve, on a timely basis, or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the QuarterNorth Acquisition;

•

complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	the inability to retain the service of key management and other key personnel;

•	the assumption of contractual obligations with less favorable or more restrictive terms; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the QuarterNorth Acquisition.

In addition, we and QuarterNorth have operated and, until the completion of the QuarterNorth Acquisition, will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the QuarterNorth Acquisition or could reduce each company’s earnings or otherwise adversely affect the business and financial results of the combined company following the QuarterNorth Acquisition.

The unaudited pro forma condensed combined financial statements, the summary pro forma combined proved reserves and the unaudited prospective operating information included or incorporated by reference in this prospectus supplement, or otherwise disclosed by us, are based on a number of preliminary estimates and assumptions and the actual results of operations, cash flows and financial position of the combined company after the QuarterNorth Acquisition may differ materially.

The unaudited pro forma information, the summary pro forma combined proved reserves and the unaudited prospective operating information included or incorporated by reference in this prospectus supplement, or otherwise disclosed by us, is presented for illustrative purposes only, has been prepared based on available information and certain assumptions and estimates that we believe are reasonable, and is not necessarily indicative of what our actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. Further, the combined company’s actual results and financial position after the pro forma events occur may differ materially and adversely from the unaudited pro forma information included or incorporated by reference in this prospectus supplement. In addition, the pro forma information assumes that the acquisition will be funded by cash on hand and borrowings under our Bank Credit Facility. To the extent we draw on our committed bridge facility in lieu of, or in addition to, Bank Credit Facility borrowings or otherwise obtain alternative debt financing, our interest expense may exceed that presented in the pro forma condensed combined financial statements. The unaudited pro forma combined financial statements included or incorporated by reference in this prospectus supplement have been prepared with us as the accounting acquirer under GAAP and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. For additional information, see “Basis of Presentation.”

In addition, the pro forma reserve data presented herein represents the reserve estimates of the Company and EnVen as of December 31, 2022, adjusted to utilize SEC Pricing as of September 30, 2023, combined arithmetically with the QuarterNorth reserve data as of September 30, 2023 using the same pricing. Accordingly, the reserve estimates of the Company and EnVen do not reflect updates since December 31, 2022, which, based on management estimates, when compared to our 140.6 MMBoe and EnVen’s 49.5 MMBoe of proved reserves as of December 31, 2022, our combined proved reserve estimates as of December 31, 2023 will include, among others, the following adjustments: (i) additions of between 6.2 MMBoe and 9.3 MMBoe (including 0.2 MMBoe of PDP reserves), primarily attributable to identification of two proved undeveloped locations and the successful drilling of the Sunspear exploration well during 2023, and (ii) downward revisions of between 26.6 MMBoe and 28.6 MMBoe (including between 10.0 MMBoe and 10.7 MMBoe of PDP reserves), approximately 15.2 MMBoe to 16.3 MMBoe of which would be attributable to decreases in commodity pricing based on SEC parameters, and (iv) our production of for the year ended December 31, 2023. Further, once our independent petroleum engineers audit our proved reserve estimates as of December 31, 2023, they may recommend further adjustments or revisions to our proved reserves as of such date. Therefore, our reserves data as of December 31, 2023 may be materially different from what is presented herein.

The financial and operational forecasts disclosed in connection with the announcement of the QuarterNorth Acquisition are based on various assumptions that may not be realized.

The financial estimates disclosed in connection with the announcement of the QuarterNorth Acquisition were based on assumptions of, and information available to and represented to us by QuarterNorth, our management when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond our and QuarterNorth’s control and may not be realized. Additionally, the production and other data and estimates with respect to the assets acquired in the QuarterNorth Acquisition is based primarily on information provided by QuarterNorth. We have not yet verified these data and estimates and cannot assure you that actual results will not differ materially. Many factors will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from our estimates. In view of these uncertainties, these financial estimates should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

The successful acquisition of oil and gas properties requires assessments of many factors, which are inherently inexact and may be inaccurate, including the following:

•	the amount of recoverable reserves;

•	future oil and natural gas prices;

•	estimates of operating costs;

•	estimates of future development costs;

•	estimates of the costs and timing of decommissioning, plugging and abandonment; and

•	potential environmental and other liabilities.

Our assessment will not reveal all existing or potential problems, nor will it permit us to become familiar enough with the properties to assess fully their capabilities and deficiencies. If our assessment of QuarterNorth is inaccurate, it could have significant impact on future operations and earnings.

Further, any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation, other than as required by applicable law, to update the financial estimates to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial estimates disclosed in connection with the announcement of the QuarterNorth Acquisition have been prepared by, and are our responsibility. Moreover, neither our independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our prospective financial information previously disclosed, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, our prospective financial information. The reports of such independent accountants incorporated by reference herein relate exclusively to the historical financial information of the entities named in those.

Securities class action and derivative lawsuits may be brought against us in connection with the QuarterNorth Acquisition, which could result in substantial costs.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition.

The synergies attributable to the QuarterNorth Acquisition may vary from expectations.

The combined company may fail to realize the anticipated benefits and synergies expected from the QuarterNorth Acquisition, which could adversely affect the combined company’s business, financial condition and results of operations. The success of the QuarterNorth Acquisition will depend, in significant part, on the combined company’s ability to successfully integrate the acquired business, grow the revenue of the combined company and realize the anticipated strategic benefits and synergies from the combination. We believe that the combination of the companies will provide operational and financial scale, increasing free cash flow and enhancing the combined company’s corporate rate of return. However, achieving these goals requires, among other things, realization of the targeted cost synergies expected from the QuarterNorth Acquisition. This growth and the anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If the combined company is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the QuarterNorth Acquisition within the anticipated timing or at all, the combined company’s business, financial condition and results of operations may be adversely affected.

USE OF PROCEEDS

We expect to receive approximately $287.8 million of net proceeds from the sale of shares of our common stock, after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering to fund a portion of the cash consideration for the QuarterNorth Acquisition. However, the QuarterNorth Acquisition remains subject to certain conditions to closing. In the event that the QuarterNorth Acquisition is not completed, the proceeds from this offering will be used for general corporate purposes. Pending the use of the proceeds of this offering as described above, we may temporarily use all or a portion of such proceeds to reduce the borrowings outstanding under our Bank Credit Facility. Affiliates of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, Mizuho Securities USA LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Capital One Securities, Inc., DNB Markets, Inc., KeyBanc Capital Markets Inc. and Regions Securities LLC are lenders and/or agents under the Bank Credit Facility and, as a result, will receive a portion of the net proceeds from this offering. See “Underwriting (Conflicts of Interest).”

The Bank Credit Facility matures in March 2027 and accrues interest at a variable rate. As of September 30, 2023, we had outstanding borrowings under the Bank Credit Facility at a weighted average interest rate of 8.42%.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2023 on:

•	an actual basis;

•

as adjusted to give effect to the sale and issuance of shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the use of the estimated net proceeds in the manner described in “Use of Proceeds”; and

•	on a pro forma basis giving further effect to the closing of the QuarterNorth Acquisition.

	As of September 30, 2023
	Actual	As Adjusted (1)		Pro Forma— Closing of QuarterNorth Acquisition
	(in thousands, except share and per share amounts)
Cash and cash equivalents (1)	$13,631		$86,431		$—
Long-term debt
12.00% Second-Priority Senior Secured Notes—due January 2026	638,541		638,541		638,541
11.75% Senior Secured Second Lien Notes—due April 2026	242,500		242,500		242,500
Bank Credit Facility—matures March 2027 (1)(2)(3)	215,000		—		799,708
Long-term debt assumed in QuarterNorth Acquisition (4)	—		—		185,000
Discount and deferred financing costs	(44,158)		(44,158)		(44,158)
Current portion of long-term debt	(33,109)		(33,109)		(33,109)

Total long-term debt	1,018,774		803,774		1,788,482

Stockholders’ equity:
Preferred stock, $0.01 par value; 30,000,000 shares authorized and no shares issued or outstanding, actual, as adjusted and as further adjusted	—		—		—
Common stock, $0.01 par value; 270,000,000 shares authorized; 127,480,361 shares issued and 124,080,361 outstanding, actual; shares issued and outstanding, as adjusted; and shares issued and outstanding, as further adjusted	1,275
Additional paid-in capital	2,541,906
Accumulated deficit	(433,615)		(433,615)		(433,615)
Treasury stock, at cost; 3,400,000 shares, actual, as adjusted and as further adjusted	(47,504)		(47,504)		(47,504)

Total stockholders’ equity	$2,062,062	$		$

Total capitalization	$3,094,467	$		$

(1)

As described in “Use of Proceeds,” we intend to use the net proceeds from this offering to fund a portion of the cash consideration for the QuarterNorth Acquisition. However, the QuarterNorth Acquisition remains subject to certain conditions to closing. In the event that the QuarterNorth Acquisition is not completed, the proceeds from this offering will be used for general corporate purposes. Pending the use of the proceeds of this offering as described above, we may temporarily use all or a portion of such proceeds to reduce the borrowings outstanding under our Bank Credit Facility. Pending such use, we may invest such proceeds in short-term, interest-bearing accounts, and accordingly have reflected such proceeds in the “as adjusted” column in the table above as a downward adjustment to “Bank Credit Facility” and an upward adjustment to cash and cash equivalents.

(2)

As of December 31, 2023, we had outstanding borrowings in the amount of $200.0 million, including letters of credit outstanding of $10.8 million, and borrowing availability of approximately $754.2 million remaining under the Bank Credit Facility.

(3)

As of the closing of the QuarterNorth Acquisition, represents pro forma borrowings under the Bank Credit Facility assuming that QuarterNorth’s cash on hand as of September 30, 2023 of $387.7 million is utilized to fund a portion of the cash consideration.

(4)

Represents long-term debt of QuarterNorth as of September 30, 2023. As of December 31, 2023, QuarterNorth had outstanding long-term debt of $85.0 million. We expect the full amount of QuarterNorth’s long-term debt to be retired at the closing of the QuarterNorth Acquisition.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), (generally, for investment purposes).

This summary is based on the current provisions of the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions and published positions of the Internal Revenue Service (“IRS”), all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different than those set forth below. We have not sought and do not intend to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions or that a court would not sustain any challenge by the IRS in the event of litigation.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	tax-qualified retirement plans;

•	qualified foreign pension funds defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	brokers or dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation through a tax-qualified retirement plan;

•	subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	individual citizens or residents of the United States;

•	certain former citizens or long-term residents of the United States;

•	persons subject to the anti-inversion rules of Section 7874 of the Code; and

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, wash sale or other integrated investment or risk reduction transaction.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership (or an investor therein) or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and the partner and upon certain determinations made at the partner level. Accordingly, we urge partnerships and partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

As described above, we have not historically declared or paid dividends on our common stock. If, however, we make cash or other property distributions on our common stock, other than certain pro rata distributions of our common stock, such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital, which will reduce the non-U.S. holder’s tax basis in our common stock until such basis equals zero, and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock” below. Subject to the withholding requirements applicable to the ownership of common stock of a USRPHC (as defined below), under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distributions treated as a dividend paid to a non-U.S. holder on our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must generally provide the applicable withholding agent with a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Any portion of a distribution that is treated as a dividend paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. federal withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly completed and executed IRS Form W-8ECI (or other applicable or successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at a 30% rate (or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Gain on Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements Under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result of such, gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include any effectively connected gain described in the second bullet point above.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, provided that our common stock is and continues to be “regularly traded on an established securities market” (within the meaning of U.S.

Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If our common stock were not considered to be regularly traded on an established securities market, such non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition (and to any distributions treated as a non-taxable return of capital or capital gain from the sale or exchange of such common stock as described above under “—Distributions”).

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Non-U.S. holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Additional Withholding Requirements Under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and (subject to the proposed U.S. Treasury regulations discussed below) on the gross proceeds from a disposition of our common stock, in each case, if paid to a “foreign financial institution” or a ”non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on a properly completed and executed IRS Form W-8BEN-E or other applicable or successor form), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as a properly completed and executed IRS Form W-8BEN-E or other applicable or successor form). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules.

Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in our common stock. The proposed U.S. Treasury regulations, which may be relied upon pending the adoption of final U.S. Treasury regulations, have indefinitely suspended the withholding tax on gross proceeds. Consequently, FATCA withholding on gross proceeds paid from the sale or other disposition of our common stock is not expected to apply.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-United States plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-United States or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•

whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of

ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)

the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)

the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)

there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

UNDERWRITING (CONFLICTS OF INTEREST)

We have entered into an underwriting agreement with J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Mizuho Securities USA LLC, as representatives of the several underwriters, with respect to the shares of common stock offered by us subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the following respective shares of common stock:

Underwriter	Number of Shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Capital One Securities, Inc.
DNB Markets, Inc.
KeyBanc Capital Markets Inc.
Regions Securities LLC
Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to                  additional shares of common stock at a price of $                 per share. The underwriters have 30 days from the date of this prospectus supplement to exercise this option to purchase additional shares.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of up to $                 per share. After the initial offering of the shares of common stock, the underwriters may change the public offering price and concession. Sales of any shares made outside the United States may be made by affiliates of the underwriters.

The following table summarizes the underwriting discounts and commissions we will pay. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an aggregate                  shares of common stock:

	Per Share (1)		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public Offering Price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

We will pay all expenses related to this offering, other than underwriting discounts and commissions. The expenses of this offering that have been paid or are payable by us are estimated to be approximately $0.5 million (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000.

Our common stock is listed on the NYSE under the symbol “TALO.”

Lock-Up Agreements

Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of each of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Mizuho Securities USA LLC for a period of 60 days (the “Lock-up Period” after the date of this prospectus supplement. In addition, each such party agrees that, without the prior written consent of each of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Mizuho Securities USA LLC, it will not during the Lock-up Period, make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock.

With respect to the Company, the restrictions described in the paragraph above do not apply, subject in certain cases to various conditions, to: (a) the shares of common stock to be sold under the underwriting agreement; (b) issuances of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the underwriting agreement; (c) grants of employee stock options or other compensatory awards of common stock, awards settled in common stock or awards the value of which is based in whole or in part on the value of the common stock pursuant to the terms of our existing equity incentive plan; (d) issuances of common stock pursuant to the exercise of employee stock options or the vesting or settlement of any other award granted pursuant to our existing equity incentive plan; (e) issuances of common stock pursuant to the Company’s dividend reinvestment plan; (f) sales of common stock in accordance with the Company’s established trading plan pursuant to Rule 10b5-1 under the Exchange Act (“Rule 10b5-1 Plan”); (g) issuances of common stock as contemplated by the Merger Agreement to QuarterNorth stockholders; and (h) issuances of common stock issued as consideration for the acquisition of equity interests or assets of any person, or the acquiring by the Company by any other manner of any business, properties, assets, or persons, in one transaction or a series of related transactions or the filing of a registration statement related to such shares of common stock; provided that (x) no more than an aggregate of 10% of the number of shares of the Company’s capital stock outstanding as of the closing date are issued as consideration in connection with all such acquisitions and (y) prior to the issuance of such shares each recipient of such shares agrees in writing to be subject to the “lock-up” described in this paragraph.

With respect to the directors and officers, the restrictions described in the immediately preceding paragraph do not apply to:

(a) transfers as a bona fide gift, transfers to any immediate family member, transfers to any trust for the direct or indirect benefit of the grantor or any immediate family member, transfers to a corporation, partnership, limited liability company, trust or other entity of which the stockholder and its immediate family are the legal and beneficial owner of all outstanding equity securities or similar interests, or transfers to a nominee or custodian of the foregoing;

(b) in the case of a corporation, partnership, limited liability company or other business entity, transfers to limited or general partners, members or stockholders, or to affiliates or other entities controlled or managed by the stockholder or any of its affiliates (other than the Company and its subsidiaries);

(c) the exercise of options or vesting or settlement of any other equity-based award, in each case, granted under the Talos Energy Inc. 2021 Long Term Incentive Plan, including any common stock withheld by the Company to pay the applicable exercise price or taxes associated with such awards, provided, however, that any common stock received upon such exercise, vesting or settlement, following any applicable net settlement or net withholding, will be subject to the restrictions described above;

(d) any common stock acquired by us in the open market after completion of this offering;

(e) the transfer or disposition of any common stock (i) as a result of the operation of law, or pursuant to an order of a court (including a domestic order, divorce settlement, divorce decree, or separation agreement) or regulatory agency or (ii) by will, other testamentary document or intestate succession;

(f) the repurchase of common stock by the Company pursuant to equity award agreements or other contractual arrangements providing for the right of said repurchase in connection with the termination of a stockholder’s employment or service with the Company;

(g) the entering into by a stockholder of a Rule 10b5-1 Plan (or amendment to an existing Rule 10b5-1 Plan) during the Lock-Up Period and transfers or sales of common stock pursuant to such Rule 10b5-1 Plan, provided that any filing required to be made under Section 16(a) of the Exchange Act as a result of such transfer or sale shall state that such transfer or sale is pursuant to a trading plan pursuant to Rule 10b5-1; and

(h) transfers or sales of common stock pursuant to any Rule 10b5-1 Plan that has been entered into by the stockholder prior to the date of this Letter Agreement, provided that any filing required to be made under Section 16(a) of the Exchange Act as a result of such transfer or sale shall state that such transfer or sale is pursuant to a trading plan pursuant to Rule 10b5-1;

provided that (i) with respect to any transfer made pursuant to (a) or (b), it will be a condition of such transfer or distribution that the disposition does not involve a disposition for value and the transferee agrees to be bound in writing by the restrictions set forth above, and (ii) with respect to any transfer made pursuant to clause (a), (b), (e) or (f), if the grantor is required to file a report under the Exchange Act in connection with such transfer during the restricted period, such report shall disclose the nature of such transfer.

J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Mizuho Securities USA LLC in their discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the common stock and other securities from lock-up agreements, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Mizuho Securities USA LLC may consider, among other factors, the holder’s reasons for requesting the release and the number of shares of common stock or other securities for which the release is being requested.

Stabilization

Until the distribution of the securities offered by this prospectus supplement is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions, penalty bids and passive market making in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotment sales are sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The underwriters may close out any short position by engaging in covering transactions.

•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions.

•

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

•	In passive market making, the underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our common stock. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Electronic Prospectus

This prospectus supplement may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus supplement in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus supplement or the registration statements of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, QuarterNorth and our and their respective affiliates, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours, QuarterNorth or our or their respective affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, Mizuho Securities USA LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Capital One Securities, Inc., DNB Markets, Inc., KeyBanc Capital Markets Inc. and Regions Securities LLC or their respective affiliates have provided commitments under a bridge credit facility that may be used to fund the cash portion of the consideration for the QuarterNorth Acquisition, and in connection therewith received or will receive customary fees and expenses. In addition, we have granted J.P. Morgan Securities LLC the right to participate in the distribution of certain types of future public offerings, private placements or other financings, subject to the requirements of FINRA Rule 5110.

Conflicts of Interest

Affiliates of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, Mizuho Securities USA LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Capital One Securities, Inc., DNB Markets, Inc., KeyBanc Capital Markets Inc. and Regions Securities LLC are lenders and/or agents under the Bank Credit

Facility. Because affiliates of J.P. Morgan Securities LLC, DNB Markets, Inc., Capital One Securities, Inc., Citigroup Global Markets Inc., KeyBanc Capital Markets Inc., and Mizuho Securities USA LLC are lenders under our Bank Credit Facility and each will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the Bank Credit Facility, each of J.P. Morgan Securities LLC, DNB Markets, Inc., Capital One Securities, Inc., Citigroup Global Markets Inc., KeyBanc Capital Markets Inc., and Mizuho Securities USA LLC is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our common stock. J.P. Morgan Securities LLC, DNB Markets, Inc., Capital One Securities, Inc., Citigroup Global Markets Inc., KeyBanc Capital Markets Inc., and Mizuho Securities USA LLC will not confirm any sales to any account over which they exercise discretionary authority without the specific written approval of the account holder.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initial acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, warranty and agreement.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the Company or the underwriters.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initial acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

The Company, underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, warranty and agreement.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

Hong Kong

The Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares may not be circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA,” (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notification under Section 309B(1)(c) of the SFA—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products)

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Mexico

The shares have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores or the “RNV”) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the “CNBV”), and therefore, may not be offered or sold publicly in Mexico or otherwise be subject to intermediation activities in Mexico, however, the shares may only be offered and sold in Mexico on a private placement basis to investors that qualify as institutional or qualified investors pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. The information contained in this prospectus is solely our responsibility and has not been reviewed or authorized by the CNBV and may not be publicly distributed in Mexico. In making an investment decision, all investors, including any Mexican investor, who may acquire shares from time to time, must rely on their own examination of the Issuer and the terms of this offering and the notes, including the merits and risks involved.

Notice to Canadian Residents

Resale Restrictions

The distribution of our common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of our common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor”

as defined under National Instrument 45-106—Prospectus Exemptions, the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the securities offered in this offering and certain legal matters in connection with this offering will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

Talos Energy Inc.

The consolidated financial statements of Talos Energy Inc., appearing in Talos Energy Inc.’s Annual Report on Form 10-K for the year ended December 31, 2022, and the effectiveness of Talos Energy Inc.’s internal control over financial reporting as of December 31, 2022, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with our oil and natural gas properties that is derived from the reports of Netherland, Sewell & Associates, Inc. has been included or incorporated by reference in this prospectus supplement upon the authority of said firm as an expert with respect to the matters covered by such reports and in giving such reports.

QuarterNorth Energy, Inc.

The consolidated financial statements of QuarterNorth Energy Inc. at December 31, 2022, and for the year then ended, appearing in Talos Energy Inc.’s Current Report on Form 8-K filed with the SEC on January 17, 2024, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of QuarterNorth Energy Inc. at December 31, 2021, and for the period from August 27, 2021 through December 31, 2021, appearing in Talos Energy Inc.’s Current Report on Form 8-K filed with the SEC on January 17, 2024, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statement of revenue and direct operating expenses of the oil and natural gas properties acquired by QuarterNorth Energy Inc. and Mako Buyer 2 LLC on August 27, 2021 from Fieldwood Energy Inc. and its debtor affiliates for the period from January 1, 2021 through August 26, 2021, appearing in Talos Energy Inc.’s Current Report on Form 8-K filed with the SEC on January 17, 2024, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and is incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with QuarterNorth’s oil and natural gas properties that is derived from the reports of Netherland, Sewell & Associates, Inc. has been included or incorporated by reference in this prospectus supplement upon the authority of said firm as an expert with respect to the matters covered by such reports and in giving such reports.

EnVen Energy Corporation

The consolidated financial statements of EnVen Energy Corporation and subsidiaries as of December 31, 2022 and 2021 and for the years then ended, appearing in Talos Energy Inc.’s Current Report on Form 8-K dated April 12, 2023, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein, and incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with EnVen’s oil and natural gas properties that is derived from the reports of Netherland, Sewell & Associates, Inc. has been included or incorporated by reference in this prospectus supplement upon the authority of said firm as an expert with respect to the matters covered by such reports and in giving such reports.

PROSPECTUS

Talos Energy Inc.

Common Stock

Preferred Stock

9,641,491 Shares Common Stock

Offered by the Selling Stockholders

We may offer, from time to time in one or more offerings, (i) shares of our common stock on a primary basis, (ii) shares of one or more series of our preferred stock on a primary basis and (iii) shares of our common stock in secondary offerings by one or more of the selling stockholders. This prospectus provides you with a general description of the securities. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Each time we or any of the selling stockholders offer and sell securities, we or such selling stockholders may provide a supplement to this prospectus that contains specific information about the offering and, if applicable, the selling stockholders, as well as the amounts, prices and terms of the securities. Any supplement may also add, update or change information contained in this prospectus with respect to that offering. You should carefully read this prospectus and any applicable prospectus supplement before you invest in any of our securities.

We may offer and sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods. In addition, the selling stockholders may offer and sell shares of our common stock from time to time, together or separately. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. See the sections of this prospectus entitled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities.

Our common stock is listed on the New York Stock Exchange under the symbol “TALO.” On June 13, 2022, the last reported sale price of our common stock on the New York Stock Exchange was $21.86 per share.

Investing in our securities involves risks. See “Risk Factors” on page 6 of this prospectus and any similar section contained in any applicable prospectus supplement concerning factors you should consider before investing in our securities.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June 14, 2022.

Neither we nor the selling stockholders have authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules and regulations of the U.S. Securities and Exchange Commission, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell any combination of the securities described in this prospectus in one or more offerings. In addition, one or more of the selling stockholders may over time, in one or more offerings, offer and sell the shares of common stock described herein from time to time in one or more offerings as described in this prospectus. Each time that we or the selling stockholders offer and sell securities, we or the selling stockholders may provide a prospectus supplement to this prospectus that will contain specific information about the securities being offered and sold and the specific terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. Any prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement or free writing prospectus, you should rely on the prospectus supplement or free writing prospectus, as applicable. Before purchasing any securities, you should carefully read both this prospectus and any applicable prospectus supplement (and any applicable free writing prospectuses), together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

Neither we, nor the selling stockholders, have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover, that the information appearing in any applicable free writing prospectus is accurate only as of the date of that free writing prospectus and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus incorporates by reference, and any applicable prospectus supplement or free writing prospectus may contain and incorporate by reference, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus, any applicable prospectus supplement or any applicable free writing prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, any applicable prospectus supplement and any applicable free writing prospectus, and under similar headings in other documents that are incorporated by reference into this prospectus. Accordingly, investors should not place undue reliance on this information.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 to register the offer and sale of the securities covered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the securities covered to this prospectus, you should refer to the registration statement and its exhibits. Certain information is also incorporated by reference in this prospectus as described under “Incorporation of Certain Documents by Reference.”

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available at the website of the SEC at http://www.sec.gov. We also furnish our stockholders with annual reports containing our financial statements audited by an independent registered public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.talosenergy.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after this material is electronically filed with, or furnished to, the SEC. The reference to our website or web address does not constitute incorporation by reference of the information contained at that site.

We have not authorized anyone to provide you with any information other than that contained in this prospectus or in a document to which we expressly have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus and the documents incorporated by reference herein include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact included in this prospectus and the documents incorporated by reference herein, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus and the documents incorporated by reference herein, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “forecast,” “may,” “objective,” “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. Forward-looking statements may include statements about:

•	business strategy;

•	reserves;

•	exploration and development drilling prospects, inventories, projects and programs;

•	our ability to replace the reserves that we produce through drilling and property acquisitions;

•	financial strategy, liquidity and capital required for our development program and other capital expenditures;

•	realized oil and natural gas prices;

•	timing and amount of future production of oil, natural gas and natural gas liquids (“NGLs”);

•	our hedging strategy and results;

•	future drilling plans;

•	availability of pipeline connections on economic terms;

•	competition, government regulations and political developments;

•	our ability to obtain permits and governmental approvals;

•	pending legal, governmental or environmental matters;

•	our marketing of oil, natural gas and NGLs;

•	leasehold or business acquisitions on desired terms;

•	costs of developing properties;

•	general economic conditions;

•

political and economic conditions and events in foreign oil, natural gas and NGL producing countries, including embargoes, continued hostilities in the Middle East and other sustained military campaigns, the war in Ukraine and associated economic sanctions on Russia, conditions in South America, Central America and China and acts of terrorism or sabotage;

•	credit markets;

•	impact of new accounting pronouncements on earnings in future periods;

•	estimates of future income taxes;

•	our estimates and forecasts of the timing, number, profitability and other results of wells we expect to drill and other exploration activities;

•	the success of our carbon capture and sequestration opportunities;

•	our ongoing strategy with respect to our Zama asset;

•	uncertainty regarding our future operating results and our future revenues and expenses; and

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility due to the continued impact of the coronavirus disease 2019 (COVID-19), including any new strains or variants and governmental measures related thereto on global demand for oil and natural gas and on the operations of our business; the ability or willingness of the Organization of Petroleum Exporting Countries and other state-controlled oil companies, such as Saudi Arabia and Russia, to set and maintain oil production levels; the impact of any such actions; the lack of a resolution to the war in Ukraine and its impact on certain commodity markets; lack of transportation and storage capacity as a result of oversupply, government and regulations; lack of availability of drilling and production equipment and services; adverse weather events, including tropical storms, hurricanes and winter storms; cybersecurity threats; inflation; environmental risks; failure to find, acquire or gain access to other discoveries and prospects or to successfully develop and produce from our current discoveries and prospects; geologic risk; drilling and other operating risks; well control risk; regulatory changes; the uncertainty inherent in estimating reserves and in projecting future rates of production; cash flow and access to capital; the timing of development expenditures; potential adverse reactions or competitive responses to our acquisitions and other transactions; the possibility that the anticipated benefits of our acquisitions are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of acquired assets and operations and the other risks discussed in this prospectus and in our other filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2021 (our “Annual Report”), under the heading “Risk Factors.”

Reserve engineering is a process of estimating underground accumulations of oil, natural gas and NGLs that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify upward or downward revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.

Should one or more of the risks or uncertainties described in this prospectus or the documents incorporated by reference herein occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus and the documents incorporated by reference herein are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. All forward-looking statements speak only as of the date of this prospectus and the documents incorporated by reference herein. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus or the documents incorporated by reference herein.

ABOUT TALOS ENERGY INC.

Overview

We are a technically driven independent exploration and production company focused on safely and efficiently maximizing long-term value through our operations, currently in the United States (“U.S.”) Gulf of Mexico and offshore Mexico both upstream through oil and gas exploration and production and downstream through the development of carbon capture and sequestration (“CCS”) opportunities. We leverage decades of technical and offshore operational expertise towards the acquisition, exploration and development of assets in key geological trends that are present in many offshore basins around the world. With a focus on environmental stewardship, we also utilize our expertise to explore opportunities to reduce industrial carbon dioxide emissions through our CCS collaborative arrangements along the coast of the U.S. Gulf of Mexico.

We have historically focused our operations in the U.S. Gulf of Mexico because of our deep experience and technical expertise in the basin, which maintains favorable geologic and economic conditions, including multiple reservoir formations, comprehensive geologic and geophysical databases, extensive infrastructure and an attractive and robust asset acquisition market. Additionally, we have access to state-of-the-art three-dimensional seismic data, some of which is aided by new and enhanced reprocessing techniques that have not been previously applied to our current acreage position. We use our broad regional seismic database and our reprocessing efforts to generate a large and expanding inventory of high-quality prospects, which we believe greatly improves our development and exploration success. The application of our extensive seismic database, coupled with our ability to effectively reprocess this seismic data, allows us to both optimize our organic drilling program and better evaluate a wide range of business development opportunities, including acquisitions and collaborative arrangement opportunities, among others.

In order to determine the most attractive returns for our drilling program, we employ a disciplined portfolio management approach to stochastically evaluate all of our drilling prospects, whether they are generated organically from our existing acreage, an acquisition or joint venture opportunities. We add to and reevaluate our inventory in order to deploy capital as efficiently as possible.

Our Corporate Information

Talos is a publicly listed company and trades on the the New York Stock Exchange (“NYSE”) under the ticker symbol “TALO.”

Our principal executive offices are located at 333 Clay Street, Suite 3300, Houston, Texas 77002, and our telephone number at that address is (713) 328-3000. Our website address is www.talosenergy.com. Information contained on, or is or becomes accessible through, our website does not constitute a part of this prospectus.

For additional information about the Company, please read the documents listed under the heading “Incorporation of Certain Documents by Reference.”

RISK FACTORS

You should carefully consider the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2021, any subsequently filed Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K filed on or after January 1, 2022 as incorporated herein by reference, as well as the other information contained or incorporated by reference in this prospectus, before deciding to invest in our securities. Any of these risks could materially and adversely affect our business, prospects, results of operations, financial condition and/or cash flows. In addition, these risks are not the only risks that we face. Additional risks and uncertainties not currently known to us or those that we currently view to be immaterial could also materially and adversely affect our business, prospects, results of operations, financial condition and/or cash flows. In any such case, you may lose all or a part of your investment in our securities. Please read the section entitled “Cautionary Note Regarding Forward Looking Statements.”

USE OF PROCEEDS

Except as otherwise provided in any applicable prospectus supplement, we intend to use the net proceeds we receive from our sale of securities hereunder for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in any applicable prospectus supplement.

We will not receive any of the proceeds from the sale of our common stock being offered by any of the selling stockholders. We are required to pay certain offering fees and expenses in connection with the registration of the selling stockholders’ shares and to indemnify the selling stockholders against certain liabilities.

SELLING STOCKHOLDERS

This prospectus relates in part to the offer and sale from time to time of up to an aggregate 9,641,491 shares of our common stock by the stockholders identified in the table below, who we refer to in this prospectus as the “selling stockholders,” and their transferees, pledgees, donees, assignees or other successors (each also a selling stockholder for purposes of this prospectus). The selling stockholders identified below may currently hold or acquire at any time shares of our common stock in addition to those registered hereby.

We are registering these shares of our common stock for sale by the selling stockholders named below pursuant to the Registration Rights Agreement. For additional information regarding the Registration Rights Agreement, see “Description of Capital Stock—Registration Rights Agreement.”

The percent of beneficial ownership for the selling stockholders is based on 82,541,345 shares of our common stock outstanding as of June 7, 2022. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or dispositive power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and dispositive power with respect to the shares of our common stock beneficially owned by them. Unless otherwise noted, the mailing address of each listed beneficial owner is 333 Clay Street, Suite 3300, Houston, Texas 77002.

The information in the table below (other than the percentages of our outstanding common stock beneficially owned) in respect of the selling stockholders was furnished by or on behalf of the selling stockholders and is as of the date hereof. Except as disclosed elsewhere in this prospectus or the documents incorporated by reference herein, the selling stockholders do not have, and within the past three years have not had, any material relationship with us or any of our affiliates. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. We will supplement or amend this prospectus if applicable to include additional selling stockholders upon provision of all required information to us and subject to the terms of any relevant agreement between us and the selling stockholders.

The selling stockholders are not obligated to sell any of the shares of our common stock offered by this prospectus. Because the selling stockholders identified in the table below may sell some or all of the shares of our common stock owned by them that are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of such shares of our common stock, no estimate can be given as to the number of shares of our common stock covered by this prospectus that will be held by the selling stockholders upon termination of this offering. In addition, subject to the Registration Rights Agreement, the selling stockholders may sell, transfer or otherwise dispose of, at any time and from time to time, shares of our common stock they hold in transactions exempt from the registration requirements of the Securities Act after the date on which the selling stockholders provided the information set forth on the table below. Therefore, for purposes of the following table we have assumed that the selling stockholders will sell all of the shares of our common stock beneficially owned by them that are covered by this prospectus pursuant to this prospectus.

	Shares Beneficially Owned Prior to the Offering		Shares Offered Hereby	Shares Beneficially Owned After the Offering(3)
Selling Stockholders	Number	%(1)		Number	%(1)
Riverstone Talos Energy Equityco LLC(2)	8,829,311	10.7%	8,829,311	—	—
Riverstone Talos Energy Debtco LLC(2)	812,180	1.0%	812,180	—	—
Total	9,641,491	11.7%	9,641,491	—	—

(1)	As of June 7, 2022, there were 82,541,345 shares of our common stock outstanding.
(2)	Represents shares of our common stock held of record by Riverstone Talos Energy Equityco LLC (“Riverstone Equityco”), Riverstone Talos Energy Debtco LLC (“Riverstone Debtco”). David M. Leuschen

and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone Management Group, L.L.C., which is the general partner of Riverstone/Gower Mgmt Co Holdings, L.P. (“Riverstone/Gower”), which is the sole member of Riverstone Holdings LLC (“Riverstone Holdings”), which is the sole shareholder of Riverstone Energy GP V Corp., which is the managing member of Riverstone Energy GP V, LLC (“Riverstone GP”), which is the general partner of Riverstone Energy Partners V, L.P. (“Riverstone Energy Partners V”), which is the general partner of Riverstone Global Energy and Power Fund V (FT), L.P. (“Riverstone Energy Fund”), which is the general partner of Riverstone V Talos Holdings, L.P. (“Riverstone Aggregator”), which is the managing member of Riverstone Equityco and the sole manager of Riverstone Debtco. In addition, Riverstone Energy Partners V owns an indirect interest in , ILX Holdings II, LLC (“ILX II”), and Riverstone V Castex 2014 Holdings, L.P. (“Castex 2014”). Riverstone Holdings is the owner of the ultimate general partner of ILX Holdings III, LLC and Riverstone/Gower is the owner of the ultimate general partner of REL US Partnership. Each of the foregoing entity or person disclaims any such beneficial ownership of the securities except to the extent of their pecuniary interest therein. As such, each of Riverstone Aggregator, Riverstone Energy Fund V, Riverstone Energy Partners V, Riverstone GP, Riverstone Corp., Riverstone Holdings, Riverstone/Gower, Riverstone Management, and Messrs. Leuschen and Lapeyre may be deemed to share beneficial ownership of the securities held directly by Riverstone Equity and Riverstone Debtco. Each of the foregoing entities and persons, except for Riverstone Aggregator and Riverstone Energy Fund V, may be deemed to share beneficial ownership of the securities held of record by Castex 2014 and by ILX II. The address of each of the foregoing persons is C/O Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019. The foregoing information is based on a joint Form 4 filed by Riverstone Talos Energy Equityco LLC and Riverstone Talos Energy Debtco LLC on June 10, 2022.
(3)

Assumes that the selling stockholders (i) will sell all of the shares of common stock beneficially owned by them that are covered by this prospectus and (ii) do not acquire beneficial ownership of any additional shares of our common stock.

Material Relationships with the Selling Stockholders

Summarized below are our material relationships with certain of the Selling Securityholders and their affiliates in addition to those set forth in “Certain Relationships and Related Party Transactions” our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 6, 2022, which is incorporated herein by reference.

Relationships of our Directors

Robert M. Tichio, a member of our board of directors, is a Partner of Riverstone Holdings LLC, which indirectly controls Riverstone Equityco and Riverstone Debtco. Rajen Mahagaokar is a former member of our board of directors and was a Principal of Riverstone Holdings LLC.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is not meant to be complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part. In certain circumstances, the terms of such capital stock are modified by the Stockholders’ Agreement (as defined herein).

Under the Company’s Amended and Restated Certificate of Incorporation, the Company’s authorized capital stock consists of 300,000,000 shares of capital stock, consisting of 270,000,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of blank check preferred stock, par value $0.01 per share.

As of June 7, 2022, there were 82,541,345 shares of our common stock and no shares of our preferred stock issued and outstanding.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote for each share of our common stock held. Holders of our common stock are not entitled to vote on any amendment to our Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote on such terms pursuant to our Amended and Restated Certificate of Incorporation, or the Delaware General Corporation Law (“DGCL”).

Our Amended and Restated Certificate of Incorporation provides that, subject to the rights of the holders of any series of preferred stock or any resolution providing for the issuance of such series of stock adopted by our board of directors, the number of authorized shares of either our common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power.

Our Amended and Restated Bylaws provide that, subject to the rights of the holders of any series of preferred stock, each director of our board of directors will be elected by the vote of a majority of the votes cast affirmatively or negatively with respect to that director’s election at any meeting for the election of directors at which a quorum is present; provided that if, on the 10th day before we mail our notice of meeting to the stockholders, the number of nominees exceeds the number of directors to be elected at the meeting, then the directors will be elected by a vote of a plurality of the votes cast. Subject to the terms of the Stockholders’ Agreement, our Amended and Restated Certificate of Incorporation provides that directors (other than directors elected exclusively by the holders of one or more series of preferred stock) may be removed from office only for cause and only by the affirmative vote of our stockholders that together hold at least 66 2/3% of the voting power of our outstanding shares.

Our Amended and Restated Certificate of Incorporation provides for our board or directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected exclusively by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors and helps to ensure that there will be continuity and stability of leadership required to navigate a challenging economic environment while resisting the pressure to focus on short-term results at the expense of the Company’s long-term value and success.

Our Amended and Restated Bylaws provide that unless required otherwise by law, our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws, any action other than the election of directors that requires stockholder approval must be authorized by a majority of the votes cast affirmatively or negatively by the stockholders entitled to vote at a meeting at which a quorum is present. Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that our Amended and Restated Bylaws may be adopted, amended, altered, or repealed by the approval of our board of directors, which must include the approval of a majority of our directors then in office; provided, however, our Stockholders’ Agreement provides that in addition to any vote required by the governing documents of the Company, our board of directors shall not approve or adopt any Bylaw (as defined in the Stockholders’ Agreement) contrary to the foregoing without the approval of either all of the directors then in office or a majority of the Company Independent Directors (as defined in the Stockholders’ Agreement). Our Amended and Restated Bylaws may also be adopted, amended or repealed by the affirmative vote of the stockholders that together hold at least 66 2/3% of our outstanding shares.

Generally, our Amended and Restated Certificate of Incorporation may be amended, modified or repealed if the amendment, modification or repeal is approved by our board of directors and by the affirmative vote of our stockholders that together hold a majority of our outstanding shares. Subject to the foregoing sentence and the rights of the holders of any series of preferred stock, our Amended and Restated Certificate of Incorporation may be amended as provided by the DGCL.

Dividend Rights. Subject to any preferential dividend rights of outstanding preferred stock, our board of directors may, in its discretion, out of funds legally available for the payment of dividends, declare and pay dividends on our common stock.

Liquidation Rights. In the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, after payment or provision for payment of our debts and other liabilities and payment or setting aside for payment of any preferential amount due to the holders of any series of preferred stock, the holders of our common stock will receive ratably any assets remaining to be paid or distributed.

Preemptive Rights. Under our Amended and Restated Certificate of Incorporation, the holders of our common stock do not have preemptive rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Under our Amended and Restated Certificate of Incorporation, our board of directors has the authority to issue preferred stock in one or more series, and to fix for each series the voting powers, designations, preferences and relative, participating, optional or other rights and the qualifications, limitations or restrictions, as may be stated and expressed in any resolution or resolutions adopted by our board of directors providing for the issuance of such series as may be permitted by the DGCL, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such series, without any further vote or action by our stockholders.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may restrict dividends on our common stock, dilute the voting power of our common stock or subordinate the liquidation rights of our common stock.

The Certificate of Designation of Preferences, Rights and Limitations relating to the Series A Convertible Preferred Stock (the “Certificate of Designation”), provided for the authorization and issuance of 110,000 Preferred Shares to be issued to the Riverstone Sellers (as defined in our Annual Report) at the closing of the ILX and Castex Acquisition (as defined in our Annual Report). On March 30, 2020, all 110,000 shares of Series A Convertible Preferred Stock were converted into an aggregate 11.0 million shares of our common stock pursuant to the terms of the Certificate of Designation.

Exclusive Venue

Our Amended and Restated Certificate of Incorporation requires, to the fullest extent permitted by law, that, unless we consent in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees, agents or stockholders (including beneficial owners of stock) to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine, will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the Company’s Amended and Restated Certificate of Incorporation is inapplicable or unenforceable.

The choice of forum provisions summarized above are not intended to, and would not, apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Stockholders may be subject to increased costs to bring these claims, and the choice of forum provisions could have the effect of discouraging claims or limiting investors’ ability to bring claims in a judicial forum that they find favorable.

Anti-Takeover Effects of Provisions of our Governing Documents

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Board Designees

Pursuant to a Stockholders’ Agreement, dated as of May 10, 2018, that we entered into in connection with the Stone Combination (and subsequently amended in February 2020 and March 2022) (as amended and restated, the “Stockholders’ Agreement”) and our Amended and Restated Bylaws, the Riverstone Parties (as defined in the Stockholders’ Agreement) have the right to designate (for so long as our board of directors is divided into three (3) classes of directors), in connection with any annual or special meeting of our stockholders at which directors will be elected (or any action by stockholder consent to elect directors in lieu of a stockholders’ meeting), one (1) person for nomination by the board of directors for election to the board of directors, for so long as the Riverstone Group (as defined in the Stockholders’ Agreement) collectively owns shares of common stock representing at least (x) 5% of our outstanding shares of common stock or (y) 50% of the Initial Riverstone Group Shares (as defined in the Stockholders’ Agreement) (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares) (such nominee, the “Riverstone Designee”).

Further, the Stockholders’ Agreement also provides that the Riverstone Parties shall not designate a person as the Riverstone Designee who it (and our Governance & Nominating Committee after prompt and good faith consideration) believes does not satisfy the requirements for service on the Company’s board of directors pursuant to our Amended and Restated Bylaws or the rules and regulations of the NYSE or applicable law.

The Riverstone Parties have agreed to vote their shares of our common stock with respect to each nominee for election other than the Riverstone Designee to the fullest extent practicable, in a manner that is consistent with the recommendation of the Company’s Governance & Nominating Committee in accordance with the terms of the Stockholders’ Agreement. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of our common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Amended and Restated Bylaws provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a qualified stockholder of record at the time of giving of notice and at the time of the annual meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our Secretary of the stockholder’s intention to bring such business before the meeting. Our Amended and Restated Bylaws provide that, subject to applicable law, special meetings of the stockholders may be called at any time by (i) the Chairman of our board of directors, (ii) the President, (iii) a majority of our board of directors, (iv) a majority of the executive committee (if any) or (v) the Secretary at the direction of a stockholder, or a group of stockholders, holding at least 25% of our capital stock. Our Amended and Restated Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in our Amended and Restated Bylaws and provide us with certain information. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Action by Written Consent in Lieu of a Meeting

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws also provide that any action that could be taken by stockholders at a meeting of stockholders must be effected at a duly called annual or special meeting and may not be effected by consent in lieu of a stockholder meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Related Party Transactions

Our Amended and Restated Bylaws and the Stockholders’ Agreement provide that we will not enter into any related party transaction unless such transaction has been approved by a majority of the disinterested directors or a majority of the Audit Committee. Under the Stockholders’ Agreement, a related party transaction is any transaction or series of related transactions in which we or any of our affiliates is a participant and the

Riverstone Group or any of their respective affiliates or any of our directors has a direct or indirect material interest and the transaction or series of transaction involves payments of $120,000 or more or are otherwise not de minimis in nature.

Corporate Opportunities and Transactions with Controlling Stockholders

In recognition and anticipation that directors, officers, employees, managing directors or other affiliates of the Principal Stockholders (such parties initially referring to the Apollo Funds and Riverstone Funds (each as defined in our Annual Report) but which now refers to the Riverstone Funds) may serve as our directors or officers, that the Principal Stockholders may engage in the same or similar lines of business as we do, and that the Principal Stockholders may have an interest in the same areas of corporate opportunity as we do, our Amended and Restated Certificate of Incorporation provides for the allocation of certain transactions and corporate opportunities between us, on the one hand, and the Principal Stockholders, on the other hand. Specifically, except as otherwise agreed by us and the Principal Stockholders, the Principal Stockholders, and their directors, officers, employees, managing directors or other affiliates who are also directors or officers of us, will be permitted to engage in the same or similar activities or lines of business as we do, to do business with any of our clients, customers, vendors or lessors (or their affiliates), or to make investments in the same kind of property as we do.

We will renounce any interest or expectancy to participate in any business of the Principal Stockholders, and will waive any claim against the Principal Stockholders, or any director, officer, employee, managing director or other affiliate of a Principal Stockholder who is also one of our directors or officers, and will indemnify such entity or person against any claim that such entity or person is liable to us or our stockholders for a breach of any fiduciary duty solely because such entity or person participated in any such business.

In the event that the Principal Stockholders or any director, officer, employee, managing director or other affiliate of the Principal Stockholders, who is also one of our directors or officers acquires knowledge of a potential transaction which may constitute a corporate opportunity for such entity or person and us, such entity or person will not have a duty to offer or communicate information about the corporate opportunity to us. In addition, we will renounce any interest or expectancy in such corporate opportunity and will waive any claim against the Principal Stockholders or any director, officer, employee, managing director or other affiliate of the Principal Stockholders who is also one of our directors or officers and will indemnify such entity or person against any claim that such entity or person is liable to us or our stockholders for breach of any fiduciary duty solely because such entity or person (i) pursues or acquires any corporate opportunity, (ii) directs, recommends, sells, assigns or otherwise transfers the corporate opportunity to another person or (iii) does not communicate the corporate opportunity to us, provided, however, that any corporate opportunity which is expressly offered to a person in writing solely in his or her capacity as one of our officers or directors will belong to us.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

NYSE Listing

Our common stock is listed on the NYSE under the trading symbol “TALO.”

PLAN OF DISTRIBUTION

We or the selling stockholders, as applicable, may use any one or more of the following methods when selling our securities under this prospectus:

•	underwritten transactions;

•	privately negotiated transactions;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	broker-dealers may agree with us or the selling stockholders to sell a specified number of such securities at a stipulated price per share;

•

a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	short sales and delivery of shares of our common stock to close out short positions;

•	sales by broker-dealers of shares of our common stock that are loaned or pledged to such broker-dealers;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

A selling stockholder may also sell our shares of common stock under Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than under this prospectus.

We will generally bear the fees and expenses incident to our obligation to register the securities.

We may prepare prospectus supplements for each offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sales, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.

•

The securities covered by this prospectus may be sold in one or more transactions at a fixed price or prices, which may be changed, or at: market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

The selling stockholders may act independently of us in making decisions with respect to the timing, manner , and size of each of its sales. The selling stockholders may make sales of the securities on the NYSE or otherwise at prices and under terms prevailing at the time of the sale, or at prices related to the then-current market price, at fixed prices, or in privately negotiated transactions. Underwriters, dealers, and agents that participate in the distribution of the securities may be deemed to be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us or any selling stockholders and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act.

If we or any selling stockholders utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we and the selling stockholder will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may also be our or any selling stockholders’ customers or may engage in transactions with or perform services for us or any selling stockholder in the ordinary course of business.

If we or the selling stockholders utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we or the selling stockholders, as applicable, will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. The dealers may also be our or the selling stockholder’s customers or may engage in transactions with, or perform services for us or the selling stockholder in the ordinary course of business.

We or any selling stockholders may sell the securities through agents designated by us or any selling stockholders from time to time. We or any selling stockholders will name any agent involved in the offering and sale of the securities for which this prospectus is delivered, and disclose any commissions payable by us or any selling stockholders to the agent or the method by which the commissions can be determined, in the prospectus supplement. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

Offers to purchase securities may be solicited directly by us or any selling stockholders and the sale thereof may be made by us or any selling stockholders directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act, with respect to any resale thereof. The terms of any such sales will be described in any applicable prospectus supplement relating thereto.

We or the selling stockholders may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act.

We or the selling stockholders may offer our securities into an existing trading market on the terms described in the prospectus supplement relating thereto. Underwriters, dealers, and agents who participate in any at-the-market offerings will be described in the prospectus supplement relating thereto.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be named in the applicable prospectus supplement (or a post-effective amendment).

In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus and an applicable prospectus supplement. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

The specific terms of any lock-up provisions in respect of any given offering will be described in any applicable prospectus supplement.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

The underwriters, dealers and agents may engage in transactions with us or the selling stockholders, or perform services for us or the selling stockholders, in the ordinary course of business for which they receive compensation.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

There can be no assurance that we or the selling stockholders will sell any or all of the securities registered pursuant to the registration statement, of which this prospectus forms a part.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers, or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers, or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers, or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain, or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters relating to the issuance and sale of the securities offered hereby on behalf of Talos Energy Inc. Additional legal matters may be passed upon for us, the selling stockholders or any underwriters, dealers or agents by counsel that we may name in any applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Talos Energy Inc., appearing in Talos Energy Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2021, and the effectiveness of Talos Energy Inc.’s internal control over financial reporting as of December 31, 2021, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

Reserve Engineers

Certain information with respect to the oil and gas reserves associated with our oil and natural gas properties that is derived from the reports of Netherland, Sewell & Associates, Inc. has been included or incorporated by reference in this prospectus upon the authority of said firm as an expert with respect to the matters covered by such reports and in giving such reports.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in our securities. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, will automatically update information previously filed with the SEC, and may update or replace information in this prospectus and information previously filed with the SEC. We are incorporating by reference the documents listed below; provided, however, that we are not incorporating any documents or information deemed to have been furnished rather than filed in accordance with SEC rules unless specifically referenced below.

•	Our Annual Report on Form 10-K for the year ended December 31, 2021;

•	The information specifically incorporated by reference into our Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 6, 2022;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022;

•	Our Current Reports on Form 8-K filed on February 8, 2022, March 10, 2022, March 30, 2022 and May 13, 2022; and

•

The description of our common stock included in our Registration Statement on Form S-4 (File No. 333-222341), originally filed with the SEC on December 29, 2017, under the heading “Description of New Talos Capital Stock,” which updates the description of the common stock of Stone contained in the Registration Statement on Form 8-A filed by Talos Petroleum LLC (formerly Stone Energy Corporation) on February 28, 2017, and including all other amendments or reports filed for the purpose of updating, changing or otherwise modifying such description.

All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including all such documents we may file with the SEC after the date of the initial registration and prior to the effectiveness of the registration statement, shall be deemed to be incorporated by reference in this prospectus until the termination of each offering under this prospectus, excluding in each case any information deemed furnished rather than filed.

Upon request, we will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus. If you would like a copy of any of these documents, at no cost, please write or call us at:

Talos Energy Inc.

333 Clay Street, Suite 3300

Houston, Texas 77002

(713) 328-3000

Attn: Executive Vice President, General Counsel and Secretary

Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in the prospectus modifies or replaces this information.

Talos Energy Inc.

$300,000,000

Common Stock

PROSPECTUS SUPPLEMENT

            , 2024

J.P. Morgan	Goldman Sachs & Co. LLC	Mizuho

Citigroup	Morgan Stanley	Capital One Securities

DNB Markets	KeyBanc Capital Markets	Regions Securities LLC